FILE NO. 70-






					SECURITIES AND EXCHANGE COMMISSION
					   Washington, D.C.  20549

						APPLICATION/DECLARATION
     ON
  FORM U-1
  UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

CONSOLIDATED EDISON, INC.		NORTHEAST UTILITIES
4 Irving Place					174 Brush Hill Ave
New York, New York  10003		West Springfield, MA 01090-0010


(Names of companies filing this statement and addresses of principal executive offices.)

						Consolidated Edison, Inc.

				(Name of top registered holding company)

Peter A. Irwin			     Cheryl W. Grise
Consolidated Edison, Inc.	     General Counsel
4 Irving Place			     Northeast Utilities Service Company
New York, New York  10003 	     107 Selden Street
					     Berlin, CT 06037

				(Name and address of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

J.A. Bouknight, Jr.			Jeffrey C. Miller, Esq.
Douglas G. Green			Assistant General Counsel
James B. Vasile			Northeast Utilities
Steptoe & Johnson LLP		Service Company
1330 Connecticut Ave, NW		107 Selden Street
Washington, D.C.  20036-1795	Berlin, CT 06037





Item 1.  Description of Proposed Transaction

A.	Introduction

This Application/Declaration seeks approvals relating to the proposed combination of Consolidated Edison, Inc. ("CEI"), a New York corporation currently a holding company exempt from the Public Utility Holding Company Act of 1935 (the "Act"), and Northeast Utilities ("NU"), a registered holding company under the Act. Under the proposal, CEI will merge with and into Consolidated Edison, Inc. (formerly CWB Holdings, Inc.), a new Delaware holding company ("New CEI") which is currently a wholly-owned subsidiary of CEI, with New CEI being the surviving entity, and NU will merge with N Acquisition LLC, a Massachusetts limited liability company controlled by New CEI, with NU being the surviving entity, all as set forth in an Amended and Restated Agreement and Plan of Merger dated as of January 11, 2000 (the "Merger Agreement"). Upon consummation of the merger, (i) the holders of CEI's common shares and NU's common shares will together own all of New CEI's outstanding shares of common stock, (ii) New CEI will register as a public utility holding company under the Act, (iii) New CEI will own all of the assets of CEI and (iv) NU will be a wholly-owned subsidiary of New CEI and continue to be registered under the Act. The mergers described above are sometimes referred to herein, collectively, as the "Merger" or the "Transaction" and CEI and NU are sometimes referred to herein as the "Applicants". The Applicants will file one or more additional applications-declarations on Form U-1 under the Act with the Commission with respect to authorization for the financing transaction to satisfy the cash portion of the merger consideration, ongoing activities of, and other matters pertaining to, the combined company after giving effect to the Merger.

The Merger is expected to produce benefits to investors and consumers and will meet all applicable standards of the Act. Among other things, the Applicants believe that the Merger offers significant strategic and financial benefits to each company and their respective shareholders, as well as to the communities in which they provide service. Through coordinated operations and joint infrastructure investment, CEI and NU will be able to improve the operations of the combined public utility systems. Their adjacent gas and electric service territories will create synergies and operating efficiencies that would not be available absent the Merger. The expected benefits of the Merger are discussed in more detail in Item 3 below.

The Transaction was unanimously approved by the Board of Directors of CEI and by the Board of Trustees of NU on October 12, 1999. CEI and NU submitted a combined proxy statement and prospectus and registration statement on Form S-4 on a confidential basis to the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act") on November 17, 1999. The Applicants have also filed or shortly will file applications or other filings, as required, with the various public utility commissions of New York, New Jersey, Pennsylvania, Connecticut, Massachusetts, New Hampshire and Vermont. CEI and NU will make the required filings with the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shortly. The Applicants also filed an application seeking the approval of the Nuclear Regulatory Commission ("NRC") on January 13, 2000 and the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act on January 14, 2000. See Item 4 below for additional detail regarding these regulatory approvals. In order to permit timely consummation of the Transaction and the realization of the benefits it is expected to produce, the Applicants request that the Commission's review of this Application/Declaration proceed as expeditiously as practicable, and that the Commission order be issued no later than June 30, 2000. To the extent that all of the state and other regulatory approvals have not been received by that time, the Applicants ask the Commission to condition the effectiveness of its order upon receipt of all necessary state and other regulatory approvals.

B.	Description of the Parties

1.  CEI and its Subsidiaries

	CEI is a public utility holding company for Consolidated Edison Company of New York, Inc. ("CECONY") and Orange and Rockland Utilities, Inc. ("O&R") and certain non-utility subsidiaries and is not itself an operating company. CEI is exempt from all provisions of the Act by virtue of Section 3(a)(1) except for Section 9(a)(2) thereof. CECONY provides electric service and natural gas service to customers in New York City and Westchester County. CECONY also supplies steam service to customers in parts of Manhattan. O&R provides electric service and natural gas service to customers in southeastern New York State and, through its public utility subsidiaries, adjacent sections of New Jersey and Pennsylvania. O&R is exempt form all provisions of the Act by virtue of Section 3(a)(2) except for Section 9(a)(2) thereof.

For the 12 month period ending September 30, 1999, CEI had approximately $7.2 billion in consolidated operating revenues. CEI's common stock is listed on the New York Stock Exchange. As of December 31, 1999, CEI had outstanding 213,810,634 common shares ($.10 par value per share).

	CEI has four non-utility subsidiaries which provide electric and gas supply services, invest in energy infrastructure projects and market technical services, and develop and manage infrastructure for a communications business.

(a)  CECONY and its subsidiaries:

CECONY, a New York corporation, provides franchised retail electric service to over 3 million customers and gas to over one million customers in New York City and Westchester County. It has a service area of about 660 square miles. CECONY also supplies steam service to customers in parts of Manhattan. CECONY is regulated by the New York Public Service Commission ("NYPSC") and has two wholly-owned subsidiaries: Davids Island Development Corporation ("Davids Island") and D.C.K. Management Corporation ("DCK").
Both companies are New York corporations. Davids Island owns real property acquired as a possible site for an electric generating plant in Dutchess and Columbia Counties in New York State and is in the process of disposing of the property. DCK owns real property in New York City.

CECONY also owns a 28.8 percent interest in Honeoye Storage Corporation, a New York corporation that owns and operates a gas storage facility in upstate New York.

(b)  O&R and its Subsidiaries:

O&R, a New York corporation, is a wholly-owned utility subsidiary of CEI, and it, along with its public utility subsidiaries, supplies franchised retail electricity and gas to a service territory covering approximately 1,350 square miles. The eastern boundary of the service area extends along the west bank of the Hudson, directly across the river from the service territory of CECONY. O&R has two utility subsidiaries, Rockland Electric Company ("RECO"), a New Jersey corporation, and Pike County Light and Power Company ("Pike"), a Pennsylvania corporation. RECO supplies electricity to parts of New Jersey and Pike supplies electricity and gas to the northeastern corner of Pike County in Pennsylvania. CECONY and O&R (including RECO and
Pike) jointly operate a single integrated electric transmission and distribution system serving parts of New York, New Jersey and Pennsylvania and an integrated gas distribution system in New York and Pennsylvania.

	O&R is regulated by the NYPSC, RECO is regulated by the New Jersey Board of Public Utilities ("NJBPU") and Pike is regulated by the Pennsylvania
Public Utility Commission ("PaPUC") as to retail rates, service and accounts, issuance of securities and in other respects as to service provided in those individual states. O&R has three wholly-owned non-utility subsidiaries, Clove Development Corporation ("Clove"), a New York corporation, and O&R
Energy Development, Inc. and O&R Development, Inc., both Delaware corporations. Clove owns real estate, located primarily in the Mongaup
Valley region of Sullivan County, New York. O&R Development, Inc., which was formed to promote industrial and corporate development in O&R's service territory by providing improved sites and buildings, owns real estate which is being marketed for sale. O&R Energy Development, Inc. is an inactive corporation.

RECO has two wholly-owned non-utility subsidiaries, Enserve Holdings, Inc. ("Enserve") and Saddle River Holdings Corp. ("SRH"), both Delaware corporations. Enserve has two wholly-owned, non-utility subsidiaries, Palisades Energy Services, Inc. and Compass Resources, Inc. ("Compass"), both inactive Delaware corporations. SRH has two wholly-owned non-utility subsidiaries, NORSTAR Holdings, Inc. ("NHI") and Atlantic Morris Broadcasting, Inc. ("AMB"), both Delaware corporations. AMB is an inactive corporation. NHI has two wholly-owned non-utility subsidiaries, NORSTAR Management, Inc. ("NMI"), and Millbrook Holdings, Inc. ("Millbrook"), both Delaware corporations. Millbrook holds a leasehold interest in non-utility real estate in Morris County, New Jersey. NMI is the sole general partner of a Delaware limited partnership, NORSTAR Energy Limited Partnership ("NORSTAR Partnership"), a gas marketing company that is discontinuing operations, of which NHI is the sole limited partner. The NORSTAR Partnership is the majority owner of NORSTAR Energy Pipeline Company, LLC, a Delaware limited liability company, which is inactive.

(c)  Other CEI subsidiaries include

(i) Consolidated Edison Solutions, Inc. ("CES") is a wholly-owned subsidiary of CEI, organized in New York, that provides wholesale and retail energy and related services. CES has a 33 1/3 percent fully diluted interest in Inventory Management & Distribution Company, Inc. ("IMD"), an energy marketing firm organized in Delaware. CES also has a 14.4 percent interest in Remote Source Lighting International, Inc. ("RSLI"), a lighting technology company organized in Delaware.

	(ii) Consolidated Edison Development, Inc. ("CEDI") is wholly-owned by CEI and organized in New York. It is in the business of investing in foreign and domestic energy and other infrastructure projects and the marketing of CECONY's technical services. CEDI has seven direct subsidiaries: (i) Con Edison Development Guatemala, Ltd., organized under the laws of the Cayman Islands and in the business of investing in energy projects in Central America; (ii) Consolidated Edison Leasing, Inc., a Delaware corporation, which has an investment in a leveraged lease transaction in a power plant in the Netherlands; (iii) Con Edison Leasing, LLC, a Delaware limited liability company, which has an investment in a leveraged lease transaction in a gas distribution system in the Netherlands; (iv) CED Ada, Inc., a Delaware corporation, which owns an approximate 96 percent interest in CED/DELTA Ada, LLC, a Delaware limited liability company, which owns a 49.5 percent limited partnership interest and a 0.5 percent general partnership interest in Ada Cogeneration Limited Partnership, a Michigan limited partnership ("ACLP") (ACLP owns a 30 megawatt ("MW") gas-fired qualifying cogeneration facility under the Public Utility Regulatory Policies Act of 1978 ("PURPA") in Ada, Michigan); (v) Carson Acquisition, Inc., a Delaware corporation, which owns an approximate one-third interest in each of CMD Carson GP, LLC and CMD Carson, LLC, each a Delaware limited liability company, which in turn own, in the aggregate, all of the limited partnership and general partnership interests in Carson Cogeneration Company, a California limited partnership ("Carson Cogen")(Carson Cogen is the owner of a leasehold interest in a 42 MW qualifying cogeneration facility under PURPA in Carson, California); (vi) approximately 95% of CED/SCS Newington, LLC, a Delaware limited liability company, which in turn owns 100% of Newington Energy, LLC, a Delaware limited liability company, which is currently developing a 525 MW electric generating facility in Newington, New Hampshire; and (vii) CED GTM 1, LLC, a Delaware limited liability company, which in turn owns an approximate one-half interest in GTM Energy LLC, a Delaware limited liability company, which presently is in the early stages of pursuing opportunities to develop electric generating facilities in New York City.

CEDI also owns all of the issued and outstanding shares of Con Edison Development Acquisition and Finance, Ltd. ("CEDAF"), and Con Edison El Salvador One, Ltd ("CEES"), each a corporation organized under the laws of the Cayman Islands. At present, both CEDAF and CEES have no assets or operations. CEDAF was organized in connection with a potential investment in Guatemala, which was never made. CEES was organized in connection with a potential investment in El Salvador, which was never made.

(iii) Consolidated Edison Energy, Inc. ("CEEI") is a wholly-owned subsidiary of CEI, organized in New York to invest in, operate and market the output of electric energy supply facilities in the United States and to provide specialized wholesale energy services in the electric power and natural gas markets. CEEI has a wholly-owned subsidiary, Consolidated Edison Energy Massachusetts, Inc. ("CEEMI"), a Delaware Company, which was established for the purpose of owning and operating 290 MW of generation facilities acquired from Western Massachusetts Electric Company, a wholly-owned subsidiary of NU, in July 1999.

(iv) Consolidated Edison Communications, Inc. ("CECI") is a wholly-owned subsidiary of CEI, organized in New York in late 1997 to own, operate or invest in facilities used for telecommunications or otherwise to compete in the telecommunications industry. On November 23, 1999, CECI agreed to acquire a 10.75% stock interest in Northeast Optic Network, Inc. ("NEON"), a provider of broadband telecommunications services in the northeast United States, in exchange for certain telecommunication facilities and rights of way in New York City. NU owns approximately 30% of NEON's common shares.

(d)  Divestiture of Generating Assets

In September 1997, the NYPSC approved a settlement agreement among CECONY, the Staff of the NYPSC and other parties (the "CECONY Settlement Agreement") providing for: (i) the transition to a competitive electric market in CECONY's service area, through the development of a "retail access" plan, (ii) a rate plan providing for substantial retail rate reductions by CECONY through March 31, 2002, (iii) a reasonable opportunity for CECONY to recover its prior investments and commitments and (iv) the divestiture by CECONY to unaffiliated third parties of at least 50 percent of its New York City fossil-fueled electric generating capacity. Pursuant to the CECONY Settlement Agreement, CECONY submitted a divestiture plan for its fossil-fueled electric generation in New York City (the "Divestiture Plan") which the NYPSC approved in orders issued July 21, and August 5, 1998. Under the Divestiture Plan, CECONY has divested almost all of its in-City electric generation to unaffiliated third parties in three bundles:

1,434 MW consisting of the Arthur Kill generating station and Astoria gas turbines;

2,168 MW consisting of the Ravenswood generating station and gas turbines; and

1,858 MW consisting of the Astoria generating station plus the Gowanus and Narrows gas turbines.

	In addition, CECONY has agreed to divest approximately 400 MW interest in the Roseton Station located in Central Hudson Gas and Electric Corporation's service area in conjunction with Central Hudson's divestiture auction. In December 1999, CECONY announced its intention to explore alternatives to the continued ownership and operation of its Indian Point nuclear power plant. Although CECONY has disposed of a majority of its electric generating capacity, it will retain an obligation to serve load in its service territory. In order to serve that load, CECONY will rely on generation from its remaining electric capacity, on long term capacity contracts it has with non-utility generators, and from purchases in the wholesale competitive market. CECONY retains about 460 MW of generating capacity that produces both electricity and steam for its steam distribution system in Manhattan and some small combustion turbines located in various facilities in New York City and Westchester County.

Similarly, O&R filed a plan ("Final Divestiture Plan") to divest all of its electric generation facilities pursuant to NYPSC divestiture orders. By orders issued April 16, 1998, and May 26, 1998, the NYPSC approved O&R's Final Divestiture Plan. O&R's Final Divestiture Plan provided for the divestiture of 100 percent of O&R's generating assets by auction. In July, 1999, O&R sold all of its electric generating facilities, including its one-third interest in the Bowline Point Station. Also included in this sale was CECONY's two-thirds interest in the Bowline Point Station.

2.	Northeast Utilities and its Subsidiaries:

(a)  The Electric Utility System

Northeast Utilities is the parent of a number of companies comprising the Northeast Utilities system (the "System") and is not itself an operating company. The System furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three of NU's wholly-owned subsidiaries, The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH") and Western Massachusetts Electric Company ("WMECO"), and additionally furnishes retail electric service to a limited number of customers through another wholly-owned subsidiary, Holyoke Water Power Company ("HWP"), doing business in and around Holyoke, Massachusetts. In addition to their retail electric service business, CL&P, PSNH, WMECO and HWP (including its wholly-owned subsidiary, Holyoke Power and Electric Company) (collectively, the "NU Operating Companies") together furnish wholesale electric service to various municipalities and other utilities throughout the Northeast. The System serves approximately 30 percent of New England's electric needs.

CL&P, a corporation organized under the laws of Connecticut, furnishes retail delivery franchise service in 149 cities and towns in Connecticut. PSNH, a New Hampshire corporation, furnishes retail delivery franchise service in 198 towns and cities in New Hampshire and WMECO, a Massachusetts corporation, provides retail delivery to 59 cities and towns in Massachusetts. In 1998, CL&P furnished retail electric franchise service to approximately 1.11 million customers in Connecticut, PSNH provided retail service to approximately 422,000 customers in New Hampshire and WMECO served approximately 196,000 retail franchise customers in Massachusetts. HWP, a Massachusetts corporation, serves 32 retail customers in Holyoke, Massachusetts.

	North Atlantic Energy Corporation ("NAEC") is a special-purpose operating subsidiary of NU, organized under the laws of New Hampshire, that owns a 35.98 percent interest in the Seabrook Nuclear generating facility ("Seabrook") in Seabrook, New Hampshire. NAEC sells its share of the capacity and output from Seabrook to PSNH under two life-of-unit, full-cost recovery contracts.

(b)  Other Subsidiaries of NU

	Several wholly-owned subsidiaries of NU provide support services for the System companies and, in some cases, for other New England utilities.

(i)	Northeast Utilities Service Company ("NUSCO") is a wholly owned subsidiary of NU and provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU System companies.

(ii) North Atlantic Energy Service Corporation ("NAESCO") is wholly owned by NU. NAESCO has operational responsibility for Seabrook.

(iii) Northeast Nuclear Energy Company ("NNECO") is a wholly-owned subsidiary of NU. NNECO acts as agent for the System companies and other New England utilities in operating the Millstone Nuclear generating facilities located in Waterford, Connecticut.

(iv) Three other subsidiaries, Rocky River Realty Company, The
Quinnehtuk Company (both wholly-owned by NU) and Properties, Inc., wholly-owned by PSNH, construct, acquire or lease some of the property and facilities used by the NU System companies.

	 (v) NU Enterprises, Inc. ("NUEI") is a wholly-owned subsidiary of NU. NUEI acts as the holding company for NU's unregulated businesses. Northeast Generation Company ("NGC"), a subsidiary of NUEI, was formed to acquire and manage generating facilities. Northeast Generation Services Company ("NGS"), another subsidiary of NUEI, was formed to provide services to the electric generation market as well as to large commercial and industrial customers in the Northeast. In January 1999, NU transferred to NUEI the stock of three other of its subsidiaries, making them wholly-owned subsidiaries of NUEI:
Select Energy, Inc. ("Select Energy"), HEC Inc. ("HEC") and Mode 1 Communications, Inc. ("Mode 1"). These companies engage, either directly or indirectly through subsidiaries, in a variety of energy-related and telecommunications activities, as applicable, primarily in the unregulated energy retail and wholesale commodity, marketing and services fields. In addition, Select Energy Portland Pipeline, Inc., a subsidiary of NUEI was formed as a single purpose Rule 58 subsidiary to hold a 5% partnership interest in the Portland Natural Gas Transmission System Partnership, the partnership that owns and operates the Portland Natural Gas Transmission Pipeline

(c)	Divestiture of Generating Assets

	The NU Operating Companies own and operate a fully integrated electric utility business. Restructuring legislation in New Hampshire, Massachusetts and Connecticut, however, now requires PSNH, WMECO and CL&P, respectively, to separate the distribution and transmission functions of their business from the generation function by mandating the sale of fossil fuel and hydroelectric generation. To that end, CL&P and WMECO each offered their non-nuclear generating assets for sale. In July 1999, WMECO closed on the sale to CEEI of 240 MW of fossil fuel and hydroelectric generating plants.
On July 6, 1999, CL&P and WMECO announced the results of their auction of CL&P's non-nuclear generating assets and WMECO's remaining non-nuclear generating assets. Approximately 2,235 MW of fossil-fueled generating assets were awarded to a NRG Energy, Inc., a subsidiary of Northern States Power Company and 1,329 MW of hydro-powered generating assets were awarded to NGC, with aggregate sale proceeds of approximately $1.3 billion. The sale of the generating assets to NRG Energy, Inc. was completed on December 15, 1999 and the sale of the generating assets to NGC is expected to be completed in the first quarter of 2000.

(d) The Gas Utility System:

	On June 14, 1999, NU and Yankee Energy System, Inc. ("YES") entered into a merger agreement pursuant to which YES agreed to merge with and into a wholly-owned subsidiary of NU. NU has made an application/declaration with the Commission for authorization for the merger and presently expects to consummate the merger in the first quarter of 2000. YES is primarily engaged in the retail distribution of natural gas through its wholly-owned subsidiary, Yankee Gas Services Company ("Yankee Gas"), a Connecticut public utility service company. Yankee Gas purchases, distributes and sells natural gas to approximately 185,000 residential, commercial and industrial users in Connecticut. Its service territory consists of 69 cities and towns, and covers approximately 1,995 square miles, all in Connecticut and all within the service territory of CL&P.


(e)  Other YES Subsidiaries

YES is a public utility holding company incorporated in Connecticut in 1988. In addition to being the holding company for Yankee Gas, it also is the holding company for four active non-utility subsidiaries, NorConn Properties, Inc. ("NorConn"), Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Services Company ("YESCo") and R.M. Services, Inc. ("RMS"). These companies are referred to collectively herein as "the Yankee Energy System." All four non-utility subsidiaries of YES are Connecticut corporations.

(i) NorConn was formed in 1988 to hold property and facilities of the Yankee Energy System.

(ii) Yankee Financial, incorporated in 1992, provides customers with financing for energy equipment installations.

(iii) YESCo provides a wide range of energy-related services for its customers. Through its YESCo Controls division, such services include comprehensive building automation with engineering, installation and maintenance of building control systems. Through its YESCo Mechanical Services division, customers are provided comprehensive heating, ventilation and air-conditioning (HVAC), boiler and refrigeration equipment services and installation.

(iv) RMS was formed in 1994 to provide debt collection service to utilities and other businesses nationwide.

YES, Yankee Gas, Yankee Financial, NorConn, and YESCo, are predominantly intrastate in character.

3.  New CEI

	After the Merger is consummated, New CEI will be a registered public utility holding company under the Act. It will own, directly, two public utilities, O&R and CECONY, a public utility holding company, NU, and various nonutility subsidiaries. O&R will also own two public utilities, Pike and RECO, and various nonutility subsidiaries. O&R will remain an exempt holding
company under Section 3(a)(2) of the Act.   NU will continue as a registered
public utility holding company under the Act and will own, directly, five public utilities, WMECO, CL&P, PSNH, NAEC and HWP, along with various other non-utility subsidiaries. NU will also own, directly, YES, which will be an exempt public utility holding company under the Act which will own one public utility, Yankee Gas, and various other nonutility subsidiaries.

4.  The New York Power Pool and the New England Power Pool

Prior to the commencement of operations of the New York Independent
System Operator ("NYISO") on November 11, 1999, CECONY and O&R were members of the New York Power Pool ("NYPP"). Upon the commencement of NYISO's operations, all of the functions of the NYPP were transferred to the NYISO. CECONY and O&R are "transmission owner market participants" in the NYISO. The NYISO is a New York not-for-profit corporation. It is governed by a Management Committee consisting of representatives from all of New York State's market participants (including CEI) which reports to an independent Board of Directors. The NU Operating Companies are members of the New England Power Pool ("NEPOOL") and have transferred control over most of their transmission facilities to Independent System Operator-New England
("ISO-NE").   NEPOOL is a cooperative association of the major electric
utilities operating in New England region.

Following the Merger, CECONY and O&R (including RECO and Pike) will continue to be transmission owner market participants of NYISO, and the NU Operating Companies will continue to be members of NEPOOL. All of these companies will continue to coordinate operations in accordance with applicable ISO or power pool procedures.

C.	Description of the Merger

1.	Background to the Merger

	Prior to entering merger discussions with CEI, NU had carefully followed recent developments in the electric and natural gas industries in the northeastern United States that have made it difficult for medium-sized utility companies to compete as effectively as larger utilities. In early
1998, NU began to develop a strategic plan to focus its regulated subsidiaries on electric and natural gas distribution, while focusing its unregulated affiliates on energy marketing and generation. To effectively compete in each of these businesses, NU determined that it would need to increase its scale of operations and the size of its customer base.

	NU determined that possible mergers with neighboring electric and natural gas distribution companies would help achieve its goals. In that regard, NU's proposed merger with YES is an important part of NU's overall strategy. Over the past year, NU also engaged in confidential discussions with a number of other regional electric and gas distribution companies to explore various forms of strategic transactions, including asset sales, acquisitions and mergers. None of these other discussions, other than those with YES, resulted in a substantive agreement, and all such other discussions were terminated. While NU considered the acquisition of YES to be an important step toward achieving its strategic goals, NU concluded that a business combination with a larger partner, such as CEI, would be required to attain the size necessary to compete in the northeast energy markets.

	CEI has also focused on its core transmission and distribution business. It has pursued a strategy of growing this business in its service territory and has carefully pursued expansion in the northeast region through mergers and acquisitions. In addition to the transmission and distribution business, CEI is applying its expertise in energy supply, energy delivery and customer service to growing its unregulated businesses by focusing on complementary energy and infrastructure-related services in the northeast.

	CEI has approached its mergers and acquisitions strategy in what it believes to be a correctly planned and disciplined fashion. The merger with O&R, completed in July 1999, was an important initial step to this strategy. The merger with NU is a further important step in this strategy. CEI believes that the Merger with NU will reinforce CEI's position as one of the leading electric and gas transmission and distribution companies in the country. On October 13, 1999, the parties entered into an agreement and plan of merger. This merger agreement was subsequently amended and restated as of January 11, 2000.

2.	CEI's Reasons for the Merger

	CEI believes that the common vision of CEI and NU and their complementary strategies, in combination with their management, personnel, technical expertise and financial strength, will create a company with the capabilities and resources better positioned to succeed and grow in the new competitive energy marketplace.

	CEI believes the Merger joins two well-managed companies, providing substantial strategic and financial benefits to CEI shareholders, employees and customers. The combination of CEI and NU is expected to provide New CEI with the size, resources and large customer base necessary for achieving competitive investor returns in the rapidly changing electricity and natural gas industries. In addition, CEI and NU anticipate merger savings in their regulated and unregulated businesses from the elimination of duplicate corporate and administrative programs and greater efficiency in operations and business processes and increased purchasing efficiencies.

3.	NU Reasons for the Merger

	NU believes that the Merger will join two well-managed companies with complementary and contiguous operations as well as a shared vision of the future of the energy markets in the Northeast. Based on the prospects of utility deregulation and the increasing competitive pressure faced by electric and gas utility companies, NU believes that, in order to succeed in such a market, NU must have a larger customer base with increased economies of scale to be an efficient, low cost supplier of energy and related services. NU believes that the Merger will result in the greatest overall value to its shareholders as well as to employees and customers of NU and its subsidiaries, while creating the size and scale necessary to be successful in a restructured energy market. The Merger will allow the combined company to accelerate NU's and CEI's shared strategies for growth in unregulated markets. The NU Board of Trustees fully evaluated other strategic options available and concluded that the Merger will provide the greatest overall value to NU shareholders. NU believes that benefits resulting from the Merger include:

	(i)The Merger will create one of the leading electric and gas transmission and distribution companies in the country and provide a strong regional foundation with the expanded scale and scope necessary to be an effective participant in the emerging and increasingly competitive energy markets. The combined company will be the nation's largest electric distribution utility with over 5,000,000 electric customers and over 1.4 million natural gas customers.
	(ii)The combined company will be substantially stronger financially than NU, with revenues on a pro forma basis of approximately $11 billion dollars and total assets of approximately $27 billion dollars. This financial strength will provide significant benefits to NU's regulated and unregulated businesses.
	(iii)The combined company's larger customer base and distribution channels will allow it to offer additional products and services. The Merger will create a company that will be able to offer integrated energy products and services and telecommunications products and services.
	(iv)Neighboring service territories, including the largest customer base in both New York and New England , will allow the combined company to take advantage of operating efficiencies, economies of scale and cross-selling opportunities. In addition, by integrating management, the larger company will be able to draw on a larger and more diverse pool of talent while allowing for the elimination of duplicate corporate and administrative functions.
  	(v)NU Shareholders will receive approximately $25 in value per NU share, subject to adjustment, to be paid either in cash, shares of New CEI stock or a combination of the two, which represents an approximate 36% premium over the October 6, 1999 closing price of NU common shares, the last full trading day prior to the time public reports appeared speculating about discussions between CEI and NU (or a 44% premium if NU satisfies the divestiture condition (hereinafter described) and the closing occurs on December 31,
2000). In addition, NU shareholders who receive New CEI shares will receive a significant increase in their quarterly dividend, based on CEI's current dividend policy.

4.	The Mergers

	Under the Merger Agreement, (i) CEI will merge into New CEI, with New CEI being the surviving corporation, and (ii) N Acquisition LLC, a Massachusetts limited liability company controlled by CEI, will merge with and into NU, with NU being the surviving entity. Upon completion of the Merger, the holders of CEI common shares and NU common shares will together own all of New CEI's outstanding shares of common stock, New CEI will own all of the assets of CEI and NU will be a wholly-owned subsidiary of New CEI.

	The Merger Agreement provides that each CEI common share outstanding immediately prior to the closing of the Merger will, at closing, be converted into one share of New CEI common stock. Any CEI common shares held by CEI as treasury shares or owned by New CEI will be canceled without any payment for those shares.

	The Merger Agreement provides that NU shareholders may elect to receive, for each NU common share they own, a fraction (the "Exchange Ratio") of a share of New CEI common stock equal to a numerator of $25.00 divided by the weighted average trading price of a CEI common share over 20 trading days randomly selected from the 40 trading days ending five trading days prior to the closing. However, the CEI share price used to calculate the Exchange
Ratio will not be less than $36.00 nor greater than $46.00. Also, $1.00 will be added to the numerator if, prior to the closing of the Merger, certain NU subsidiaries enter into binding agreements to sell to one or more non-affiliated third parties their respective interests in the Millstone Station Unit 2 and Millstone Station Unit 3 nuclear power plant assets, in accordance, in all material respects, with applicable law and the rules and regulations of the Connecticut Department of Public Utility Control ("DPUC") for approval of such agreements and (x) the Utility Operations and Management Unit of the DPUC has submitted a formal written recommendation to the DPUC for approval of the agreements or (y) the DPUC has issued a final order approving the agreements (the "divestiture condition"). In addition, in the event the Merger does not close by August 5, 2000, $.0034 will be added to the numerator for each day after August 5, 2000 through the day prior to the closing of the Merger.

	In the alternative, holders of NU common shares may elect to receive cash consideration equal to $25.00 per NU common share, provided that an additional $1.00 per share will be payable if, prior to the closing of the Merger, NU satisfies the divestiture condition and an additional $.0034 per share will be payable for every day after August 5, 2000 through the day prior to the closing of the Merger.

	If the Merger closes on or prior to December 31, 2000, and the divestiture condition has not been satisfied but thereafter and on or prior to December 31, 2000, NU satisfies the divestiture condition, then each NU shareholder (whether the shareholder elected stock or cash consideration) will be entitled to $1.00 per converted NU common share to be paid in cash by New CEI.

	Elections for stock consideration or cash consideration will also be subject to allocation and proration procedures. If greater than 50% of the outstanding NU common shares eligible to be converted into merger consideration (the "Maximum Stock Election Number") elect or are deemed to elect stock consideration, then all holders that elected or were deemed to have elected to receive stock (the "Requested Stock Amount") will receive, with respect to each NU share for which an election has been made or deemed made:

	(i)a number of shares equal to the product of the Exchange Ratio and a fraction (the "Stock Proration Factor"), the numerator of which is the Maximum Stock Election Number and the denominator of which is the Requested Stock Amount; and
	(ii)cash in an amount equal to the product of one minus the Stock Proration Factor and $25.00.

	If greater than 50% of the outstanding NU common shares eligible to be converted into merger consideration (the "Maximum Cash Election Number") elect or are deemed to elect cash consideration, then all holders that elected or were deemed to have elected to receive cash (the "Requested Cash Amount") will receive, with respect to each NU share for which an election has been made or deemed made:

	(i)cash in an amount equal to the product of $25.00 and a fraction (the "Cash Proration Factor"), the numerator of which is the Maximum Cash Election Number and the denominator of which is the Requested Cash Amount; and
	(ii)a number of shares equal to the product of one minus the Cash Proration Factor and the Exchange Ratio.

	As a result of the above-mentioned allocation and proration, the amount of New CEI common stock and cash received by holders of shares of NU may differ from their actual election. If New CEI common stock is over-subscribed by holders of shares of NU, those holders who elected to receive New CEI common stock may instead receive part of their consideration in the form of cash. If cash is over-subscribed by holders of shares of NU, those holders who elected to receive cash may instead receive part of their consideration in the form of shares.

The Merger Agreement is subject to customary mutual closing conditions such as approval by the CEI and NU shareholders, absence of legal prohibitions on completion of the Merger, New CEI's registration statement on Form S-4 not being subject to any stop order or proceeding seeking a stop order, and approval for listing on the New York Stock Exchange of the shares of New CEI common stock to be issued in the Merger, subject to official notice of issuance. In addition, the Merger Agreement is subject to customary closing conditions specific to each party, such as the accuracy of the representations and warranties given by the other party, the absence of a material adverse change in the financial condition of the other party and receipt of all regulatory approvals.

	The Merger Agreement also contains certain covenants relating to the conduct of business by NU pending the consummation of the Transaction, which are customarily contained in merger transactions generally. Among other things, NU must carry on its business in the ordinary course consistent with past practice, and may not increase dividends beyond specified levels or issue capital stock, all except as otherwise specified. The Merger Agreement also contains customary restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness and certain increases in employee compensation and benefits and affiliate transactions.

	The Merger Agreement also contains termination provisions, which are customary for merger transactions generally and include termination fees due from one party to the other under certain circumstances.


Item 2.  Fees, Commissions and Expenses

	The information required by Item 2 will be provided by amendment.


Item 3.  Applicable Statutory Provisions

	The following sections of the Act and the Commission's rules thereunder are or may be applicable to the authorization being sought hereunder by the
Applicant: 6(a), 7, 8, 9(a), 10 and, by reference, Section 11 and Rule 58.

	To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

A.	Section 9(a)(2)

	Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate [under Section 2(a)(11)(A) of the Act] . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in
Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company" and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."

	CEI, NU and YES are holding companies as defined in Section 2(a)(5) of the Act. As a result of the Merger, CEI, directly or indirectly, will acquire more than five percent of the voting securities of the public utility subsidiaries of both NU and YES. CEI will thus become an "affiliate," as defined in Section 2(a)(11)(A) of the Act, of the public utility subsidiaries of both NU and YES. Accordingly, CEI must obtain the approval of the Commission for the Merger under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

	The Applicants believe that the Merger complies with all of the applicable provisions of the Act and should be approved by the Commission. Specifically, as the following discussion more fully explains:

     -  	the Merger will not create detrimental interlocking relations or concentration of control;

     -  	the consideration to be paid in the Merger is fair and reasonable;

     -  	the Merger will not result in an unduly complicated capital
structure for the post-Merger New CEI system;

     -  	the Merger will be in the public interest and the interests of investors and consumers;

     -  	the Merger is consistent with Sections 8 and 11 of the Act;

     - 	the Merger tends toward the economical and efficient development of an integrated public utility system; and

     - 	the Merger will comply with all applicable state laws.

	The Transaction also provides an opportunity for the Commission to follow certain of the interpretive recommendations made in the "Letter of the Division of Investment Management to the Securities and Exchange Commission, 1995 Report" (the "1995 Division Report") as well as certain of the Commission's recent precedents concerning the formation of new holding companies consisting of both electric utilities and gas utilities. A number of the recommendations contained in the 1995 Division Report serve to strengthen the Applicants' analysis and provide support for the acquisition of NU by CEI, in order to create a company better able to compete in the rapidly evolving utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulation . . . and minimize regulatory overlap, while protecting the interests of consumers and investors," should be applied in reviewing this Application/Declaration since, as demonstrated below, the Transaction will benefit both consumers and shareholders of CEI and NU and it is anticipated that the other federal and state regulatory authorities with jurisdiction over this Transaction will approve it as being in the public interest. Among other things, the 1995 Division Report recommends that the Commission should apply a more flexible interpretation of the integration requirements under the Act; the geographic requirements of Section 2(a)(29)(A) should be interpreted flexibly, recognizing technical advances consistent with the purposes and provisions of the Act; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected states agree, and the Commission should "watchfully defer" to the work of other regulators. The Applicants believe that this Transaction is in accord with the recent Commission decisions approving the retention of gas properties by newly merged combination electric and gas companies under a registered holding company and also is consistent with, and furthers the policy of, fostering the creation of competitive energy services companies as the energy industry continues its evolution towards a more competitive market.

B.	Section 10(b)

	Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

(1)such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;
(2)in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or
(3)such acquisition will unduly complicate the capital structure of the holding company system of the Applicants or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

1.	Section 10(b)(1)

	Section 10(b)(1) requires that the Commission shall approve an acquisition under Section 9(a) unless such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers. Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. (American Electric Power Co., 46 S.E.C. 1299, 1309 (1978)). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." (Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700
(1968)). As discussed below, the Merger will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers.

Interlocking Relations. With regard to interlocking relations, any merger, by its nature, results in new links between theretofore unrelated companies. However, these links are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. Under the terms of the Merger Agreement, following consummation of the Transaction, the New CEI Board of Directors will include four directors designated by NU with the remainder of the directors being designated by CEI. In addition, Michael Morris, President and Chief Executive Officer of NU will be named President of New CEI. Eugene R. McGrath, currently the Chairman of the Board and Chief Executive Officer of CEI, will continue to hold those positions in New CEI. This combination of existing CEI and NU management is necessary to integrate NU fully into the New CEI system and will help New CEI realize the expected synergies from the Merger. In addition, such continuity in management will help to assure the responsiveness of New CEI management to local regulation and to other essentially local interests (e.g., consumers, labor, etc.).

Regulation. CECONY, O&R and its public utility subsidiaries, the NU Operating Companies and Yankee Gas are currently, and following the Merger will remain, subject to the jurisdiction of the various state utility commissions with regard to rates, terms and conditions for service, affiliate transactions, service territory and various other matters. The regulatory authority of these commissions will not be adversely affected by the Merger. Accordingly, the presence of continuing state regulation will help to ensure that the Merger will not have a detrimental effect on the public interest or consumers. Moreover, rather than providing a means for evading regulation, the Transaction, by virtue of the fact that New CEI will become a registered holding company under the Act, will in fact increase the regulation to which CEI is currently subject and will not affect the regulation to which NU is subject. In the 1995 Division Report at pp. 73-4, the Division of Investment Management recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner, with an emphasis on whether the transaction creates an entity subject to effective regulation and is beneficial for shareholders and customers, as opposed to focusing on rigid, mechanical tests. The Transaction meets this standard.

Concentration of Control. Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the restructuring of local utilities into an integrated system. As discussed below, the Merger will not create a "huge, complex, and irrational system" of a type at which the Act is directed, but rather will afford the opportunity to achieve economies of scale and efficiencies that are expected to benefit investors and consumers. American Electric Power Co., 46 S.E.C. 1299, 1307 (1978). The Merger will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent. The primary objective of CEI and NU in the Merger is to become positioned to participate in the growing and increasingly competitive northeastern United States energy market. The Applicants believe that their combination provides a unique opportunity for CEI, NU and YES and their respective shareholders, customers and employees to participate in the formation of a competitive energy services provider in the rapidly evolving energy services business and to share in the benefits of industry restructuring which is well underway in the northeastern United States.

Efficiencies and Economies. The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. American Electric Power Co., 46 S.E.C. 1299, 1309. More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., HCAR No. 24073 (April 29, 1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also Entergy Corporation, HCAR No. 25952 (December 17, 1993).

	By virtue of the Transaction, CEI and NU, as a combined company, will be in a position to realize substantial opportunities to become a more effective competitor in a rapidly deregulating and increasingly competitive energy market that neither, acting alone, would be in a position to achieve. In addition, the combined company will over time be able to produce capital expenditure savings through the elimination of duplicate facilities and activities, labor cost savings, administration and general savings and cost of capital savings. These expected economies are described in greater detail elsewhere in this Application. The combination of CEI and NU offers the same type of synergies and efficiencies that were sought and are now being realized by the applicants (both exempt and registered) in TUC Holding
Company, HCAR No.  26749 (Aug.  1, 1997); Houston Industries Incorporated,
HCAR No.  26744 (July 24, 1997); WPL Holdings, Inc., HCAR No.  26856 (April
14, 1998); and New Century Energies, Inc., HCAR No.  26748 (Aug.  1, 1997).

Size. As of September 30, 1999, CEI had total assets of $15.3 billion, while for the year ended December 31, 1998, CEI (consolidated with O&R) had operating revenues of approximately $7.7 billion, 3.2 million electric utility customers in New York, New Jersey and Pennsylvania and 1.1 million gas utility customers in New York, Pennsylvania and New Jersey. As of September 30, 1999, NU had total assets of $10.2 billion, while for the year ended December 31, 1998, NU had electric utility revenues of $3.77 billion and approximately 1.7 million electric utility customers in Connecticut, Massachusetts and New Hampshire and Yankee Gas had total assets of $540 million for the year ended September 30, 1999 and gas utility revenues for such year of $275 million and served approximately 185,000 customers in Connecticut. On a pro forma basis, giving effect to the Merger (and including YES with NU), (i) as of September 30, 1999, the combined assets of New CEI would have totaled approximately $27.9 billion; and (ii) for the year ended December 31, 1998, New CEI would have had combined operating revenues totaling approximately $11.1 billion and approximately 5 million electric utility customers and 1.4 million gas utility customers.

By comparison, the Commission has approved acquisitions involving, at the time of approval, comparably sized operating utilities (see, e.g., The Southern Company, HCAR No. 24579 (Feb. 12, 1988), approving the acquisition of Savannah Electric and Power Company to create a system with assets of $36 billion). On completion of the Transaction, several utilities and utility holding companies will be larger than New CEI including The Southern Company ($36 billion in assets), Edison International ($32 Billion in assets) and PG&E Corp. ($31 billion in assets).

Competitive Effects: The Transaction will have no adverse effect on the competitive environments in which CECONY, O&R and its utility subsidiaries, or the NU Operating Companies operate. Following the Transaction, both CEI's and NU's electric businesses will face the same competitive forces from other electric suppliers as prior to the Transaction. Neither will the Transaction have any adverse effect on the competitive environments in which YES' or CEI's gas businesses operate. Following the Transaction, both CEI's and YES' gas businesses will face the same competitive forces from other gas suppliers as prior to the Transaction.

As the Commission noted in Northeast Utilities, Holding Co. Act Release
No. 25221 (Dec. 21, 1990), the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." CEI and NU will shortly file Premerger Notification and Report Forms with the Antitrust Division of the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended (the "HSR Act") and it is a condition to the consummation of the Merger that the applicable waiting periods under the HSR Act expire and clearances be obtained.

In addition, the competitive impact of the Merger is currently being considered pursuant to the filing of CEI and NU with FERC under the Federal Power Act. A detailed explanation concerning why such merger will not threaten competition in the relevant geographic and product markets is set forth in the prepared testimony of William Hieronymus, filed with the FERC application. A copy of the FERC application, including Dr. Hieronymus' prepared testimony as an attachment, is filed as Exhibit d.1 hereto. It is anticipated that FERC will rule that the Merger will not significantly affect competition in any relevant market.

	For these reasons, the Transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

2.  Section 10(b)(2)

	Section 10(b)(2) provides that an acquisition of securities or utility assets should be approved, unless the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired.

Fairness of Consideration. For the reasons set forth below, the requirements of Section 10(b)(2) regarding consideration are satisfied in this Transaction. In its determinations as to whether or not a price meets such standard, the Commission has considered whether the price was decided as the result of arms length negotiations (In the Matter of American Natural Gas Company, HCAR No. 15620 (Dec. 12, 1966)), whether each of the parties' Board of Directors has approved the purchase price, the opinions of investment bankers (Consolidated Natural Gas Company, HCAR No. 25040 (Feb. 14, 1990)) and the earnings, dividends, book and market value of the shares of, the company to be acquired (In the Matter of Northeast Utilities, HCAR No. 15448 (Apr. 13, 1966)).

 	In its determinations as to whether or not a price meets the reasonableness standard, the Commission has considered whether the price was decided as the result of arms-length negotiations and the opinions of investment bankers, among other things. For the reasons given below, there is no basis in this case for the Commission to make any negative findings concerning the consideration being offered by CEI in the Merger. The Merger Agreement was approved by the Board of Trustees of NU and the Board of Directors of CEI acting in accordance with their fiduciary duties to shareholders. The amount of consideration to be paid to NU shareholders under the Merger Agreement is the product of a process of extensive and vigorous arms-length negotiations between CEI and NU. These negotiations were preceded by thoughtful analysis and evaluation of the assets, liabilities and business prospects of NU and involved careful due diligence by NU and CEI. These negotiations concluded with the parties agreeing on consideration consisting of a combination of cash and New CEI common shares in the amount of $25.00 per NU share, subject to adjustments as described above. As recognized by the Commission in Ohio Power Co., 44 S.E.C. 340, 346 (1970), prices arrived at through arms-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied. An extensive discussion of the negotiations that took place in connection with the Merger is found in the Joint Proxy Statement, incorporated by reference as Exhibit c.2

NU employed SG Barr Devlin ("Barr Devlin") and Morgan Stanley & Co.,
Inc. ("Morgan Stanley") as investment advisors and each of them reviewed extensive information concerning the Merger, analyzed the conversion ratios employing a variety of valuation methodologies, and opined in fairness opinions that the consideration was fair, from a financial point of view, to the holders of NU common shares.

CEI engaged Salomon Smith Barney, Inc. ("Salomon") with respect to the Merger. Salomon also employed a variety of valuation methodologies and provided an opinion to the CEI Board of Directors that the consideration was fair from a financial point of view to the holders of CEI common shares.

In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Merger, the Applicants believe that the consideration falls within the range of reasonableness, and the consideration to be paid in the NU Merger bears a fair relation to the sums invested in, and the earning capacity of NU.

Reasonableness of Fees. CEI and NU believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction will be reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of
Section 10(b)(2).

	As set forth in Item 2 of this Application/Declaration, CEI and NU will provide their estimate of fees, commissions and expenses in connection with the Transaction in an amendment to this filing. However, the Applicants believe that the estimated fees and expenses will bear a fair relation to the value of the combined company and the strategic benefits to be achieved by the Merger.

3.  Section 10(b)(3)

	Section 10(b)(3) directs approval of an acquisition unless the Commission finds that the Transaction will unduly complicate CEI's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of CEI's system. The Commission has found that an acquisition satisfies this requirement where the effect of a proposed acquisition on the acquirer's capital structure is negligible and the equity position is at or above the traditionally acceptable 30 percent level prescribed by the Commission. (See, e.g., Entergy Corp., 55 S.E.C. 2035 (Dec. 17, 1993). The Commission has approved common equity to total capitalization ratios as low as 27.6 percent. (Northeast Utilities, 47 S.E.C. 1279 (1990). Under these standards, the proposed combination of NU and CEI will not unduly complicate the capital structure of the combined system.

In the Transaction, the common shareholders of CEI and NU will receive
New CEI Common Stock in exchange for their shares of CEI Common Stock and NU Common Shares, respectively. New CEI will own 100% of the common shares of NU and there will be no minority common stock interest remaining in NU.

Set forth below are summaries of the historical capital structures of CEI and NU/YES as of September 30, 1999 and the pro forma consolidated capital structure of post-Merger New CEI as of September 30, 1999:

   					        CEI and NU
                    Historical Consolidated Capital Structures
                          (as of September 30, 1999)
                           (Dollars in thousands)
		           	                  (unaudited)
CEI		NU/YES

Common Stock Equity                                    $5,558,212   $2,310,064
Preferred stock not subject to mandatory redemption       212,563      136,200
Preferred stock subject to mandatory redemption            37,050      137,289
Long-Term Debt                                         $4,324,750   $3,373,184

Total                                                 $10,132,575   $5,956,737


              	Post-Merger New CEI Pro Forma Consolidated Capital Structure
                                    (Dollars in millions)
                                         (unaudited)

Common Stock Equity (incl.  additional paid in capital)
$7,453.2	  42%

Preferred stock not subject to mandatory redemption (of subsidiaries)
$  348.8	  2%

Preferred stock subject to mandatory redemption (of subsidiaries)
$  174.3	  1%

Long-Term Debt
$9,592.9	  55% -

Total
$17,569.2	  100%

As can be seen from these tables, post-Merger New CEI's consolidated common equity to total capitalization will be approximately 42 percent, which will be significantly higher than Northeast Utilities' approved 27.6 percent common equity position and will exceed the traditionally accepted 30 percent level. The capital structure of post-Merger New CEI will also be substantially similar to the capital structures approved by the Commission in other orders. (See, e.g., Ameren Corporation HCAR No. 26809 (December 30,
1997); CINergy Corp., HCAR No. 20934 (November 2, 1998).

Protected interests: As set forth more fully elsewhere in this Application/Declaration, the Transaction is expected, over time, to result in otherwise unavailable cost savings and benefits to the public and to consumers and investors of CEI and NU, and will integrate and improve the efficiency of the CEI and NU utility systems. Moreover, as noted by the Commission in Entergy Corporation, HCAR 25952 (December 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in federal securities laws and the securities market themselves." CEI, CECONY, O&R, NU, YES, and four of the NU Operating Companies are reporting companies subject to the continuous disclosure requirements of the Exchange Act and, with the exception of NU, will continue to be so following completion of the Transaction, which will provide investors with readily available information concerning these companies. Furthermore, the Transaction is subject to state regulatory approval, which will have been obtained prior to the consummation of the Merger (see Item 4 Regulatory Approvals, below).

	The economic benefits achievable through the combination of natural gas operations with electric power operations serve the public interest through enabling energy suppliers to satisfy the needs of consumers more efficiently. In Consolidated Natural Gas Co., HCAR No. 35-26512 (April 30, 1996), the Commission acknowledged the nature of the market energy suppliers must prepare to satisfy: "fundamental changes in the energy industry are leading to an increasingly competitive and integrated market in which marketers deal in interchangeable units of energy expressed in British thermal unit values, rather than natural gas or electricity. To retain and attract wholesale and industrial customers, utilities need to provide competitively priced power and related customer services . . . . It now appears that the restructuring of the electricity industry now underway will dramatically affect all United States energy markets as a result of growing interdependence of natural gas transmission and electric generation; and the interchangeability of different forms of energy, particularly gas and electricity." The Merger is designed to position the Applicants to be responsive to these emerging market conditions and is therefore consistent with the public interest. For these reasons, CEI and NU submit that the Commission would have no basis for making a negative finding under Section 10(b)(3).

C.  Section 10(c)

	The relevant provisions of Section 10(c) of the Act state that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

(1)	an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

(2)	the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

Section 8 Analysis. Section 10(c)(1) requires that an acquisition not be "unlawful under the provisions of Section 8." Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if prohibited by state law. Following the Transaction, the utility subsidiaries of New CEI will provide electric and gas services in New York, Pennsylvania and Connecticut and electric service in New Jersey, Massachusetts and New Hampshire. Since none of these states have laws which would prohibit combination gas and electric utilities serving the same area, the Transaction does not raise any issue under Section 8 or, accordingly, the first clause of
Section 10(c)(1). Indeed, Section 8 indicates that a registered holding company may own both gas and electric utilities where the relevant state utility commissions support such an arrangement, as the Applicants anticipate in this case. CEI and NU have made or will shortly make the appropriate filings with the relevant state utility commissions and anticipate that the Transaction will be approved.

Section 11 Analysis. Section 10(c)(1) further requires that an acquisition not be detrimental to carrying out the provisions of Section 11 of the Act.
Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As described above, the Merger will not result in unnecessary complexities or unfair voting powers.

Although Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system," a combination integrated gas and electric system within a registered holding company is permissible under Section 8. In pertinent part, Section 11(b)(1) generally confines the utility properties of a registered holding company to "a single integrated public utility system," either gas or electric. The Commission has stated that it is not of the view that the Act "expresses a Federal policy against combined gas and electric operations as such. The Act is concerned with interstate holding company activities and within that area it prescribes tests of retainability which must be met." WPL Holdings Inc., HCAR No. 26856 (April 14, 1998); New England Electric System, 41 S.E.C. 888, 892-93 (1964), rev'd on other grounds; SEC v. New England Electric System, 346 F. 2d 399 (1st Cir.
1966), rev'd and remanded, 384 U.S. 176 (1965); and New Century Energies, Inc., HCAR No. 26748 (Aug 1, 1997). An exception to the single integrated system requirement is provided in section 11(b)(1)(A)-(C) (the "ABC clauses"). A registered holding company may own more than one integrated system, if each system meets the criteria of these clauses. WPL Holdings, Inc., HCAR No. 26856 (April 14, 1998). Specifically the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by the holding company of such system, (B) the additional system is located in one or more adjoining states, and (C) the combination of systems under the control of the single holding company is not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." The standards of each clause must be satisfied. (WPL Holdings, Inc., HCAR No. 26856 (April 14, 1998) Note 29).

As detailed below, the Merger will not be detrimental to the carrying out of the provisions of Section 11. The combination of NU's electric system and CEI's electric operations will result in a single, integrated electric utility system (the "New CEI Electric System"). Integration of the New CEI Electric System will be facilitated by a direct 345 Kilovolt ("kV") intertie between CL&P and CECONY and with additional interties between adjacent, highly interconnected and coordinated ISOs in which the CEI and NU systems participate. Further, the combination of NU's current gas system (i.e., Yankee Gas' operations) with the gas operations of CEI will result in a single, integrated gas utility system with operations in the same states as the electric system or states adjoining those states (the "New CEI Gas System"). The Commission should accordingly find that the New CEI Electric System will be the primary integrated public utility system for purposes of
Section 11(b)(1) and the New CEI Gas System is a permissible additional system under Section 11(b)(1)A-C.

Furthermore, Section 10(c)(2) requires that the Commission approve a proposed transaction if it will serve the public interest by tending toward the economical and efficient development of an integrated public utility system. Section 10(c)(1) also requires that the Transaction not be detrimental to the carrying out of the provisions of Section 11. This
Section 10(c)(2) standard is met where the likely benefits of the acquisition exceed its likely cost. (See City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir.
1992)) As discussed below, the Merger will result in the creation of an integrated electric utility system and an additional integrated gas utility system and will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2).

1.  Integration of the Electric Systems

	Section 2(a)(29)(A) defines an integrated public-utility system, as applied to electric utility properties, to mean:

a system consisting of one or more units of generating plants and/or transmission lines or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair . . . the advantages of localized management, efficient operations, and the effectiveness of regulation.

The Commission has established four standards under the statutory integration requirement:

(1) The utility assets of the system are physically interconnected or capable of physical interconnection;

(2) The utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

(3) The system must be confined in its operations to a single area or region; and

(4) The system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. (See, e.g., Environmental Action, Inc. v. Sec, 895 F.2d 1255, 1263 (9th Cir.
1990), citing Electric Energy, Inc., 38 S.E.C.  658, 668 (1958)).

The Commission has usually evaluated merger applications for the combination of two electric utilities which have been involved in all three levels of utility operations: generation, transmission, and distribution. Thus, the Commission has evaluated whether the Act's integration standard has been met when combining the assets of fully integrated utilities. Where, as here, the applicants are utilities that previously were vertically integrated, but are in the process of divesting most of their generating assets and will become more engaged in transmission and distribution, the Commission should, consistent with earlier precedent, find that an integrated public utility system can be comprised of two or more transmission/distribution companies. (The Commission has previously determined that, without regard to the combining of operations of generating facilities, transmission facilities, on their own, can comprise an "integrated public utility system." See In re Sierra Pacific Power Company, 40 S.E.C. Docket 103 (Jan. 28, 1988), aff'd sub nom., Environmental Action, Inc. v. SEC, 895 F.2d 1255 (9th Cir. 1990). As a consequence the provisions of the Act, such as Section 10(c)(2), that incorporate or refer to this term must be interpreted so as not to thwart the Congressional intent.)

Since the function of transmission and distribution facilities is to transfer electric energy from points of generation, or point of receipt from another system, to load, or point of delivery with another system, transmission facilities in and of themselves can, in appropriate circumstances, constitute an integrated system and can perform an integrating function. CEI and NU are physically interconnected by a 345 Kv intertie between CECONY and CL&P. In addition, because of the contiguous, highly interconnected, and coordinated relationships between the power pools and ISOs to which CEI and NU belong, their transmission and distribution systems are now used, and in the future will be used even more, to accomplish transfers of power between generation and load within the New York and the New England control areas and for transfers of power to, and through, both systems.

As described in more detail in this Application, the Applicants share contiguous service territories such that distribution assets abut one another and a strong transmission interconnection corridor exists between the two systems. These geographically based attributes will provide opportunities for synergies between companies in electric delivery functions including accessibility to transmission capacity and sharing of resources during emergencies.

The integrated systems will develop common practices and procedures for planning, engineering, operating, constructing and maintaining their transmission and distribution systems. Efficiency in energy delivery will be improved by utilizing best practices of each company across both companies. Additionally, specifications for commonly purchased electric delivery materials and outside services will be merged permitting more cost effective procurement of materials and services for both companies.

    (a)   Changes in the Electric Utility Industry

This section and the following sections describe the sweeping structural changes that have taken place in the electric utility industry over the last two decades. These changes include transformation of the markets at both the wholesale and retail levels. Both this Commission and FERC have recognized the significance of the changes. Recent FERC initiatives are likely to promote the transformation of the industry even further. FERC's recent Order No. 2000, Regional Transmission Organizations, (Docket No. RM99-2-000, December 20, 1999) ("Order 2000") will promote further regional transmission integration efforts in order to facilitate even more competitive generation markets.

The concept of a non-vertically integrated, generation-only business enterprise was introduced with the enactment of the Public Utility Regulatory Policies Act of 1978 ("PURPA"). By the mid-1980's, non-utility generation had out-paced utility generation additions. Power marketers, which generally own no generating assets, but purchase and resell power, also had become prevalent by the early 1990's. The Energy Policy Act of 1992 further contributed to the elimination of vertical integration of electric utilities by enabling stand-alone generation of any type, with no restriction on utility ownership or technology, to be exempted from "electric utility company" status under the Act, and by significantly expanding the FERC's authority to require utilities to provide non-discriminatory transmission for third-party wholesale transactions.

In April 1996, in its Order Nos. 888 and 889, the FERC established the framework for the development of fully competitive wholesale power markets in the United States. These orders required vertically-integrated utilities functionally to separate operation of their transmission systems from their wholesale "merchant" function -- i.e., their role as a generator and seller, and/or reseller of purchased power, to wholesale customers. Order No. 888 required all transmission-owning public utilities to establish open access non-discriminatory transmission tariffs containing "pro forma" terms and conditions. Utilities were also required to functionally unbundle wholesale power services, so that they obtained wholesale transmission services under the same tariff of general applicability as do unaffiliated third parties. Under Order No. 889, utilities were required to establish or participate in an Open Access Same-time Information System ("OASIS") , through which any eligible customer can obtain information regarding a public utility's transmission availability and can reserve transmission capacity through the Internet pursuant to a transparent, non-discriminatory process. Finally, utilities were required to comply with standards of conduct designed to prevent employees engaged in wholesale power marketing functions from obtaining preferential access to pertinent transmission system information.

In summary, PURPA, the Energy Policy Act of 1992, and Order Nos.  888
and 889 transformed the industry to a more competitive structure. Where previously vertically integrated companies combined generation, transmission and distribution functions to provide a "bundled" product, delivered electricity to retail customers within franchised service areas, under the new functionally, or operationally, separated industry structure, separate companies, or separate functional/operational components of companies, perform the generation, merchant, transmission and distribution functions, with the goal of fostering competition in the generation sector

Finally, many state commissions and legislatures have implemented or are considering open access at the retail level. As of October 1, 1999, twenty-four states have enacted policies, either through legislation or administrative action, requiring utilities to offer open access to retail customers. Where open retail access is provided, retail customers have the ability to "shop" for their electric power from a power supplier other than their traditional distribution utility. The distributor is obligated to deliver the third party power supplies to the customer. In addition, many of these states have required utilities to divest their generating assets.

In the early years of the Act, the Commission construed the integration standard to preclude significant geographic expansion by holding company systems. However, the Commission has acknowledged that the Act must "keep pace with changing economic and regulatory climates." Thus, the Commission has attempted to "respond flexibly to the legislative, regulatory, and technological changes that are transforming the structure and shape of the utility industry." The 1995 Division Report states that

"The statute recognizes that the application of the integration standards must be able to adjust in response to changes in "the state of the art." [T]he Division believes the SEC must respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation." (1995 Division Report at 66).

(b) Restructuring of NEPOOL and NYPP into Open, Competitive and Coordinated Markets

Both CEI's and NU's utility subsidiaries are members of power pools in which transmission-owning members have turned over operational control of their transmission assets to ISOs. As indicated earlier, CEI's utility subsidiaries were members of the NYPP and effective December 2, 1999 transferred control over significant portions of their transmission facilities to the NYISO; NU is a member of NEPOOL and has transferred control over its transmission facilities to ISO-New England ("ISO-NE"). As noted by the FERC in its Order 2000, the NYISO and ISO-NE were established on the platform of existing tight power pools following FERC's encouragement in Order No. 888. NYISO was formed based upon the NYPP and ISO-NE was formed based upon NEPOOL.

The two ISOs administer competitive, bid-based markets for electric energy and other electric power products, provide non-discriminatory transmission service, and facilitate transmission planning and expansion on a regional basis. NYISO and ISO-NE are contiguous along a 500-mile border and are interconnected by eight different interties with aggregate transfer capability of 1,600 to 2,300 MW, depending on direction and system conditions. Trade between the two ISOs is significant. Scheduled energy transfers between the New York and New England control area were approximately 7,100,000 MWh per year for the three years ending December 31, 1998. This is equivalent to the transfer of 1,707 MW during every peak hour of the year. Thus, the eight existing interties between NYISO and NEPOOL provide significant transfer capability between these control areas.

The two ISOs engage in regular coordinated activities to ensure reliable interregional operations and to encourage robust competitive markets by simplifying interregional transactions. Both ISOs operate as non-profit organizations and include investor-owned utility ("IOU") and non-IOU participants, and both operate centralized power markets. In addition, both perform congestion management to free up transmission capacity for the most economic uses of the system. Through these activities, the NYISO and ISO-NE have largely accomplished the integration function that is the legislative goal of Sections 2(A)(29)(A) and 10(c)(2) and 11(b) of the Act. As a result, the Merger will further enhance integration between the NYISO and ISO-NE with respect to CEI and NU beyond that which has already been accomplished by the coordinated activities of the two ISOs.

    (i)   The NYPP and NYISO

Opinion No. 96-12 ( Case 96-E-0952 - In the Matter of Competitive Opportunities Regarding Electric Service, Opinion No. 96-12, issued May 20,
1996), issued by the NYPSC, sets forth the NYPSC's vision and goals for the future electric regulatory regime for the State. The NYPSC's stated vision includes the following factors: (1) effective competition in the generation and energy services sectors; (2) reduced prices resulting in improved economic development for New York as a whole; (3) increased consumer choice of supplier and service company; (4) a system operator that treats all participants fairly and ensures reliable service; (5) a provider of last resort for all consumers and the continuation of a means to fund necessary public policy programs; (6) ample and accurate information for consumers to use in making informed decisions; and (7) the availability of information that permits adequate oversight of the market to ensure its fair operation.

The NYPSC directed CECONY, O&R (and three other electric utilities) to submit a rate and restructuring plan consistent with the NYPSC's policy and vision for increased competition. These plans were to address, at a minimum:
(1) the structure of the utility, both in the short and long term, including a description of how that structure complies with the NYPSC's vision and, in cases where divestiture is not proposed, effective mechanisms that adequately address resulting market power concerns; (2) a schedule for the introduction of retail access to all of the utility's customers, and a set of unbundled tariffs that is consistent with the retail access program; (3) a rate plan to be effective for a significant portion of the transition; and (4) numerous other issues relating to prior investments and commitments, load pockets, energy services and public policy costs.

	In addition, in Order 888, the FERC required that tight power pools, such as the NYPP and NEPOOL, reform their governance structures to open them up to non-transmission owning market participants and provide open access transmission service on a non-discriminatory basis.

On January 31, 1997, pursuant to the NYPSC's directive, the transmission-owning Member Systems of the NYPP filed a proposal with the FERC to establish a fully competitive electric market in New York by forming an ISO and a power exchange. This filing was supplemented on December 19, 1997. The Member Systems also proposed a joint Open Access Transmission Tariff ("OATT") to be administered by the NYISO. Under this arrangement, operation of the combined transmission systems of the Member Systems has been turned over to the NYISO, the governance structure of which ensures the independence of the NYISO board. These filings proposed the establishment of an hourly spot energy market, the implementation of congestion pricing for transmission services, the creation of transmission congestion contracts and markets for ancillary services. The Member Systems also sought authorization to engage in market-based rates for sales of energy into the NYISO administered spot market. On June 30, 1998, FERC conditionally approved the Member Systems' proposal to establish the NYISO. Subsequently, on January 27, 1999, FERC conditionally accepted the NYISO OATT and related market rules, and authorized market-based rates for energy sales by the Member Systems into the NYISO administered spot market. In response to FERC's January 1999 order, on April 30, 1999, the member systems made a compliance filing which created the two-tariff system that is now in place at the NYISO. Under the two-tariff system, the NYISO has one tariff for transmission and ancillary services and a separate tariff for the facilitation of the energy and capacity markets.
On September 15, 1999, FERC issued an order approving the member systems' governance settlement agreement, which created the committee governance structure that is currently in place and the NYISO became operational on December 2, 1999.

The establishment of the NYISO and its assumption of operational control of the bulk power transmission system in New York State, will ensure that all participants in the newly-established competitive market have access to the transmission system on an open and non-discriminatory basis. The creation of a competitive market for electricity, coordinated and administered by the NYISO, will ensure that all sellers and purchasers are able to use voluntary bids to create an energy market with substantial liquidity and to allow the ISO to optimize the efficiency of the spot market for electricity. The implementation of locational based marginal pricing for electricity sales and transmission service will ensure that power sold in the spot market is priced on an economically sound basis, and that the price paid for transmission service reflects the true economic cost of using the combined Member Systems' transmission systems.

Finally, in accordance with the requirements of FERC Order No.  888 governing "tight" power pools, transmission customers transmitting power (i) within New York State, (ii) out of New York State, (iii) into New York State, or (iv) through New York State, pay only one transmission charge under a "license plate" rate approach. This is in contrast to the traditional "pancaked" rate approach where the customer paid a separate transmission charge for the use of each utility's system. Under the "license plate" approach, only the transmission charge of the utility system to which power is delivered, or which is the point of export from the NYISO, is assessed. The elimination of pancaked transmission rates greatly reduces the cost of transmitting electricity which, in turn, increases the competition among suppliers to serve wholesale and retail customers and thus reduces prices.

In summary, the establishment of the NYISO creates a competitive electricity market in which every generator and every reseller of energy, can participate in a competitive market. The NYISO administers a bid-based energy sales system. Each day, energy from sellers submitting the bids at or below the marginal price of energy in a region will be selected to serve the load of those customers that are participating in the NYISO's centralized market. The bid approach differs from traditional "economic dispatch" of generation only in that the seller's offered bid price, rather than its "cost-of-service," determines the rank in which it is selected to meet load. Pursuant to the NYISO's, transmission tariff, every system under the control of the NYISO will be used to transmit power to meet load from the most competitive suppliers, whether in state or out-of-state. including power that may come through NU and CEI's transmission systems . Each component of the restructured functions will be part of an optimally integrated NYISO system. In other words, there are no artificial constraints or electrically isolated subsystems or areas that are not included in the larger, optimized system.

Consistent with the terms of its OATT, the NYISO will also have the responsibility to facilitate transmission capacity additions to alleviate transmission constraints which primarily occur during periods of high demand. As a result, through the creation of a workably competitive market structure and the "invisible hand" of supply and demand, the operations of the NYISO establish a fully integrated system for the generation, transmission and distribution by participants in the markets served by the NYISO. As discussed elsewhere in this Application, because of the strong interconnections between NYISO and NEPOOL/ISO-NE, market participants in NEPOOL and ISO-NE are able, merely by using the Internet-based OASIS, to sell to, or purchase, from buyers or sellers, respectively, into the NYISO and to reserve transmission rights to consummate such transactions, including transactions to, or through, CEI's and NU's systems.

    (ii)   NEPOOL and ISO-NE

On December 31, 1996, NEPOOL Members filed a comprehensive proposal to comply with FERC Order No. 888 and to restructure NEPOOL. Among the key elements of the NEPOOL filing were (1) the formation of ISO-NE, an independent system operator that would assume operational control of NEPOOL Members' high-voltage pool-related transmission facilities, (2) a NEPOOL OATT which replaced "pancaked" rates with a single transmission rate under the "license plate" approach, and later transactions to a single pool-wide "postage stamp" rate (3) the creation of a power exchange, and (4) authorization for participants in NEPOOL to charge market-based rates for power and ancillary services. FERC conditionally approved the filing and required further changes. As required, NEPOOL adopted the FERC's pro forma tariff policies regarding open admission to NEPOOL, with a modification, concerning the obligations of transmission utilities to determine the need for new transmission facilities or upgrades of the NEPOOL transmission system.

Under the restructured NEPOOL, any "eligible customer" under the FERC's pro forma tariff may, upon compliance with the applicable requirements, become a member of NEPOOL. A member of NEPOOL may participate fully in the competitive, integrated market including NEPOOL and adjacent areas connected by transmission. Operational control over all "Pool Transmission Facilities" ("NEPOOL PTF") has been transferred to ISO-NE, and transmission anywhere on the integrated NEPOOL PTF network is provided under the ISO-NE administered OATT. In compliance with Order No. 888, NEPOOL provides for transmission service to any retail or wholesale customer located within the NEPOOL area, or service "through" the NEPOOL grid, to an interconnected utility at a single, non-pancaked transmission charge. Thus, transmission from any point on the NEPOOL PTF grid to another control area, such as the NYISO, is subject to only a single transmission charge, irrespective of the number of individual utility transmission systems used to transmit the power to the New York border. Moreover, under the NEPOOL OATT, retail and wholesale customers are responsible for payment of transmission charges for use of the NEPOOL PTF. Irrespective of how many NEPOOL Members' transmission systems are used, there are no additional charges for use of NEPOOL PTF. Thus, there is no additional charge for power imported from, for example, the NYISO and delivered to a customer on the NEPOOL PTF system.

NEPOOL and ISO-NE presently operate and administer a bid-based competitive market for electricity, in which sellers submit bids for any of seven electric power products and services: energy, ten minute spinning reserve, automatic generation control, ten minute non-spinning reserve, thirty minute operating reserve, operating capability, and installed capability. Based on these bids and on rules reflecting system conditions and constraints, NEPOOL determines which sellers will be selected to meet the aggregate load and establishes the market clearing price for those products.

Based on its finding that no market participant in NEPOOL has market power, the FERC has authorized participants in the NEPOOL market to charge competitive, market-based rates, which are reflected in sellers' bids. These bids, in turn, are subject to competitive pressure which prevents excessive proposals. In addition, ISO-NE monitors the market and identifies patterns of anomalous conduct, particularly withholding of supply, to ensure the proper functioning of the market.

In summary, under the restructured NEPOOL and ISO-NE, the high voltage grids of each transmission-owning utility in New England are combined (as they were under the prior NEPOOL Agreement) to form a single integrated transmission system. In contrast to the prior NEPOOL structure, which enabled only utility members to participate, the restructured NEPOOL allows any seller or buyer to obtain nondiscriminatory access to the fully integrated NEPOOL transmission system. Power sellers and purchasers can use this entire system by paying a single "poolwide" rate, to transmit power through and out of the NEPOOL system, to a retail or wholesale customer within NEPOOL, or as part of a sale to or purchase from one of the NEPOOL competitive markets for power described above. Through this open, transparent structure, every generator located within NEPOOL (or that can transmit its power to NEPOOL's interfaces at its border) is able to transmit power to any load within NEPOOL, or, through an interface, to load outside of NEPOOL, including in the NYISO's control area . Included in this category of transactions are transmission arrangements over the systems of CEI and NU.

    (iii)   Coordination between ISO-NE and NYISO

As demonstrated below, CEI and NU are actively engaged, and, if the Merger is approved, will be increasingly engaged, in coordinated activities. These activities include their membership in the NYISO and ISO-NE, the strong interties, active trading, and coordinated activities of these ISOs, the active participation by their representatives in inter-ISO working groups, and their participation in the Northeast Power Coordinatiing Council ("NPCC"). Pursuant to the above-cited precedent, these coordinated activities provide an additional basis for finding that the Merger satisfies the integration standard.

(a)   Interface transfer capacity

 	NU and CEI have adjacent retail electric, and with the acquisition of YES, adjacent retail gas service territories. They are also directly interconnected by a 345 Kv intertie between CL&P and CECONY. In addition, NYISO and ISO-NE are adjacent along the entire New York State/Vermont/Massachusetts/Connecticut border, which extends from Canada to the Long Island Sound. The ISOs are interconnected through seven separate interties in addition to the one directly interconnecting CL&P and CECONY, referred to as the New York/New England Interface: four in Vermont, one in Massachusetts, and two in Connecticut. The other interties consist of (1) a 345 kV intertie between Massachusetts Electric Co. in NEPOOL and Niagara Mohawk Power Company ("Niagara Mohawk") in NYISO; (2) a 230 kV intertie between the New England Electric System in NEPOOL and Niagara Mohawk in NYISO; (3) a 115 kV intertie between Vermont Electric Power Company ("Vermont Electric") in NEPOOL and the New York Power Authority in NYISO; (4) a 115 kV intertie between Vermont Electric in NEPOOL and Niagara Mohawk in NYISO; (5) an additional 115 kV intertie between Vermont Electric in NEPOOL and Niagara Mohawk in NYISO; (6) a 69 kV intertie between CL&P in NEPOOL and Central Hudson in NYISO; and (7) a 138 kV intertie between CL&P in NEPOOL and Long Island Power Authority in NYISO.

    (b) Coordination and joint planning by CEI and NU through the NYISO and ISO-NE

CEI and NU both operate substantial transmission and distribution facilities as major electric utilities in the northeastern United States. The design, operation and maintenance of these is coordinated and will become increasingly so following the Merger, at several different levels to insure compliance with accepted industry standards and to maintain reliable service to the region's electric consumers.

Both CEI and NU are members of the NPCC, a major reliability region of the North American Electric Reliability Council (NERC). Under the umbrella of NPCC, representatives from CEI and NU actively work with other members of NPCC and the regional ISOs to establish operating guides and criteria, perform joint reliability studies, and coordinate seasonal, weekly, and daily operation for the NPCC region. These efforts under NPCC impact the operating practices in both the New York and New England control areas.

CEI and NU coordinate the operation of their facilities with the NYISO and ISO-NE, in accordance with the operating practices established by each of these organizations . As control area operators, the NYISO and ISO-NE work closely with each other to insure reliable operation between the two control areas. In addition, the NYISO and ISO-NE have an intimate working relationship that includes both a real time and near time operation component.

The real time and near time dispatch decisions are supported by sharing of real time operational information between the two ISO computer systems and through multiple voice communication paths between the two ISOs. Computer data is shared electronically to allow each ISO to perform transmission reliability analysis that encompasses information from adjacent control areas. The type of information exchanged between the ISOs includes generator output and operating status and transmission line flows and transmission facility operating status. Included in this data exchange between ISOs is the operational information on critical facilities owned and operated by both CEI and NU.

The ISO operators talk, at a minimum, on an hourly basis and often more frequently to properly manage abnormal operating conditions. This communication is supported by leased telephone lines, and satellite phone technology to serve as a back up in case the primary system is lost or unavailable.

Maintenance outages of all the transmission lines that form the New York
- New England control area boundary are coordinated between the two ISOs to insure coordinated operation and reliability on both sides. Several of these facilities are owned and operated by CEI and NU who provide data to the ISOs to insure this level of coordination.

The ISOs in New England and New York dispatch generation on an economic merit order basis as determined by competitive bidding, and will coordinate regional dispatch to relieve congestion at the New York/New England interface, thus assuring that the transmission system will be dispatched and controlled on a coordinated basis. FERC concluded in Order No. 2000 that participation by transmission owners in such Regional Transmission Organizations, and control of transmission access by entities independent of the transmission owners, is important to assure regional efficiency and reliability and required all utilities not already in such organizations to
submit plans to join one.   Thus, the Applicants' participation in their
respective ISOs and those ISOs' control over the real-time operation of Applicants' transmission facilities is consistent with the pro-competitive evolution of the industry.

In applying the integration standard, the Commission looks beyond simply the coordination of the generation and transmission within a system to the coordination of other activities. ( See, e.g., General Public Utilities
Corp., HCAR No.  13116 (Mar.  2, 1956); Middle South   Utilities, Inc., HCAR
No. 11782 (March 20, 1953), petition to reopen denied, HCAR No. 12978 (Sept. 13, 1955), rev'd sub nom., Louisiana Public Service Comm'n. v. SEC,
235 F.  2d.  167 (5th Cir.  1956), rev'd, 353 U.S.    368, (1957) reh'g
denied, 354 U.S. 928 (1957); North American Company, HCAR No. 10320 (Dec. 28, 1950)). In that regard, on August 9, 1999, ISO-NE and NYISO entered into a memorandum of understanding ("MOU"), in which, based on their recognition that better coordination among these ISOs "would result in more robust, competitive markets and facilitate interregional monitoring." The ISOs agreed to:

Place a high priority on studying the feasibility of increasing intertie capacity;

Identify and address market interface issues to facilitate broader competitive markets;

Encourage market participants and others to contribute to the process of improving competition and interregional coordination, and

Require staff of the ISOs to report periodically to the ISO CEOs, market participants and other constituencies on the status and progress of their joint interregional coordination activities.

The ISOs have established four joint working groups to carry out the goals of the MOU. The Operations Working Group will develop and implement procedures and practices to maximize the efficiency of markets while protecting bulk power system reliability and security. Among other things, this group will implement uniform procedures for confirming transactions and schedules between control areas and will establish a uniform procedure for administering dispatchable contracts.

The Planning Working Group is charged with enhancing the overall coordination of reliability planning among the two ISOs. It will establish protocols for coordinating planning activities between the ISOs; establish technical processes to strengthen coordination between the ISOs' planning and assessment procedures; and investigate the feasibility of increasing inter-tie capacity.

The Business Practices Working Group is charged with furthering the seamless interfaces between the ISOs, minimizing the potential for contract curtailments, and identifying business practices that promote market effectiveness and efficiency. It will identify rules or practices that need to be addressed to enhance seamless markets; develop guidelines to mitigate the need for Transmission Load Relief by identifying and coordinating regional redispatch opportunities, and identify and provide consistent information required to support competitive markets. Finally, the Public Information Working Group will seek to optimize the information available to market participants to facilitate multi-regional trading and will focus on using information technologies to create synergies within the ISOs' on-line trading systems.


     (c)  Integrating effects of NYISO and ISO-NE Transmission Tariffs

With the introduction of non-pancaked transmission charges within the New York and New England control areas, the historic pattern of significant energy exchanges between the New York and New England control areas is likely to increase. This is due to a number of factors, including the elimination of pancaked rates in the two ISOs; the elimination of pancaked losses; the ease of conducting transactions over the two ISOs' OASIS sites; the active marketing efforts by the new generating capacity owners and marketers; the expected construction of new so-called "merchant plant" generating capacity to serve distant loads; and the planned increase in New York-New England interface capacity. The combination of increased centralized control within the New England and the New York control areas, decreased pancaking, one-stop shopping for transmission service, and the direct interconnection of the two control area operators that administer service over the CEI and NU systems will enhance the integration of CEI and NU.

Due to changes in the electric industry, most owners of generating facilities in New York and New England today do not own transmission or distribution. Under the terms of the ISO-NE and NYISO transmission tariffs, these companies can reserve transmission capacity, including, if necessary, across the New York/New England Interface, and thereby access markets anywhere within the New England and New York control areas. The NYISO has operational control over most of the transmission facilities in New York. In New England, in accordance with existing NEPOOL policies, NEPOOL PTFs are controlled by ISO-NE, while control over lower voltage and other non-NEPOOL PTF facilities is retained by their utility owner. Access over non-NEPOOL PTF transmission facilities is available pursuant to each individual utility's open access transmission tariff.

(d)  Statutory Standards For Electric Integration

As demonstrated below, the Merger satisfies all four of the previously cited standards under the integration requirement.

(i) Physical interconnection or capability of physical interconnection

In applying the requirement that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection," the Commission historically focused on physical interconnection through facilities that the parties owned or, by contract, controlled. (See, e.g., Northeast Utilities, HCAR No. 35-25221 (Dec. 21, 1990); Centerior Energy Corp., HCAR No. 35-24073 (April 29, 1986)). As described above, NU and CEI are physically interconnected through a 345 Kv intertie owned by CL&P and CECONY and their respective service territories share a common border. Accordingly, this requirement is met.

(ii)   Coordination of electric operations

Section 2(a)(29)(a) further requires that the utility assets, under normal conditions, may be "economically operated as a single interconnected and coordinated system." The Commission has interpreted this language as requiring that, in addition to physical interconnection, "the properties [must] be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to each other." (UNITIL Corp., at 1992 SEC LEXIS 1016, at *14, note 31, citing Cities Service Co., 14 S.E.C. at 55). The Commission must find that "the isolated territories are or can be so operated in conjunction with the remainder of the system that central control is available for the routing of power within the system," North Am. Co. (11 S.E.C. 194, 242, aff'd, 133 F.2d 148 (2d
Cir. 1943), aff'd on constitutional issues, 327 U.S. 686 (1946)). The Commission has explained that this language "refers to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." In UNITIL, the Commission observed that with regard to coordinated operations of an integrated utility system:
Congress did not intend to impose rigid concepts but instead expressly included flexible considerations to accommodate changes in the electric utility industry. Thus, the Commission has considered advances in technology and the particular operating circumstances in applying the integration standards. (UNITIL Corp., at 1992 SEC LEXIS 1016, at *15, citing Mississippi Valley Generating Co., 36 S.E.C. 159,186 (1955), cited in Yankee Atomic Elec. Co., 36 S.E.C. at 565).

The requirement regarding a single interconnected system is intended to prevent the evils that arise when holding companies are expanded to include properties the operation of which has no relationship to the other properties, i.e., to prohibit ownership of properties that are electrically isolated from, and not operated in coordination with, other utility properties owned by the holding company. The opposite of that scenario is the case here.

As described above, the transmission facilities of CEI and NU are physically interconnected (i) through the 345 kV intertie between CL&P and CECONY, (ii) through the ISOs , and (iii) through the New York/New England Interface, which provides transfer capability of approximately 1,600 MW for transactions between the two ISOs and the electric companies in the New CEI System. Transactions between the New England and New York are frequent, amounting to an average of 7,100,000 MWh for years 1995-1998. Power flows over the combined transmission systems are being centrally directed by the two ISOs, in accordance with reservations for transmission use made by transmission users, i.e., sellers or purchasers seeking to use one or both systems to accomplish transactions. Simply by accessing the two ISOs via the Internet, transmission customers can arrange for seamless transmission on the CEI and NU systems, including access through the New York/New England Interface, and thereby transmit power to either system, or, using "through and out" service, to other interconnected utilities.

As indicated above, in addition to coordination of systems by NU and
CEI, the electric utility subsidiaries of NU and CEI are also coordinated through their participation in the NYISO and ISO-NE. Both NYISO and ISO-NE coordinate their operations by operating their systems in parallel, by coordinating the scheduling of repair outages and by providing support to each other in meeting generating capacity and energy transmission needs.
Both NYISO and ISO-NE have centralized computer systems that monitor the available capacity on their systems and the demand for energy of all of their respective members to determine which sources of capacity should be used to
reliably and efficiently provide  energy to meet customer demand.   The NYISO
and ISO-NE administer centralized bid-based markets for the sale of electric energy and other electric products. Under the current NYISO structure, each transmission owner owns its separate transmission system. With certain exceptions, the NYISO exercises control over the transmission facilities within New York State. Access to those systems is available through the NYISO's open access transmission tariff. Under ISO-NE's structure, the ISO-NE has operational control over a significant portion of the member utilities' transmission system. Those not under operational control of the ISO-NE are subject to individual Open Access Transmission Tariffs.

The NU and CEI systems will also be coordinated after the Merger as the operating utility subsidiaries of New CEI will retain the ownership and the responsibility for planning, construction and maintenance of their transmission and distribution facilities. After the transition is completed, it is expected that the planning and engineering functions for transmission and distribution will be performed on a coordinated basis through a service company. The Applicants' Transition Team is presently studying the details of this coordination now. For example, they are already studying criteria for the merged company's transformers, cables, and other system components which are expected to be designed and procured on an integrated basis. CEI is a world leader in operating and maintaining underground cables, and NU has extensive experience in overhead cable systems. The Applicants expect to utilize this combined expertise on a coordinated basis in planning, building, and maintaining their system. Because of the contiguity of the utility systems, close coordination and sharing of resources during emergency conditions is feasible and will be implemented. For example, following CEI's acquisition of O&R in July 1999, CECONY and O&R were able to closely coordinate the emergency response to the devastation caused by Hurricane Floyd, which was the most devastating storm in O&R's 100-year history - almost 147,000 customers were left without power. Gas service was also affected in certain areas. To help restore service, CECONY and O&R closely coordinated operations to a far greater extent than would have been done if the utilities were not part of the same system and additional studies are
underway to further coordinate emergency operations.   The Applicants expect
to be able to apply many of the same emergency response procedures to their contiguous electric and gas systems.

In addition, customer and regulatory response to the nationwide outages this past summer have placed a renewed focus on electric distribution operation and design as a means toward achievement of increased electric reliability levels. For example, CECONY is adopting as a long-term initiative exploring the feasibility of increased use of thermal monitoring of underground distribution systems. This and other reliability-based initiatives will benefit both the CEI and NU systems as an integrated company.

Furthermore operating expertise in the transmission system will continue to be critical for NU and CEI's utility reliability; this expertise will depend not only on maintaining and developing up-to-date technology and maintaining the highest qualified system operators but also through continued focus on maintaining the operating integrity of the bulk transmission grid as it relates to the local distribution system and overall reliability of service delivered to the consumer. This local transmission and distribution focus is illustrated in the NYISO mechanism establishing local reliability rules instituted and maintained by the local utility, subject to overall supervision of the ISO; these rules are appropriately instituted by the local utility due to the fact that the local transmission system operators have greatest familiarity with local operating conditions potentially affecting system reliability. Integration of the CEI and NU utilities will facilitate and enhance transmission operations through the resources available to enhance planning, training and advancement opportunity in a larger transmission operating organization

The administrative and management functions that support transmission and distribution, including purchasing, accounting, human resources, financial analysis, and information technology will be provided for all of the utility operating companies on a coordinated basis by a common service company. For example:

o	The Transition Team is currently in the process of analyzing the various software systems being used by each of the Applicants in order to identify the single best system to be used to support the combined system in each area.
O	The CEI and NU systems have each created centralized procurement organizations that assist business units in preparing bid solicitations, procuring materials and supplies, and managing the inventory required to support the assets of each business unit.
Post-merger the Applicants expect to use a single organizational structure to accomplish these activities.
As noted above, the utility operating companies of CEI and NU either have divested or are in the process of divesting the majority of their generation. However, they retain provider of last resort ("POLR") obligations. In New York, these obligations will be met only in small part by CEI's retained generation and power purchase contracts, and will be supplied primarily through purchases from the regional power market. In Connecticut, as part of the state-approved restructuring program, NU has been required to meet half of its POLR obligations through competitive auction and has been permitted to provide the other half through a marketing affiliate. In Massachusetts, NU has been required to procure all of its POLR supply from unaffiliated suppliers; in New Hampshire, the settlement pending before the state regulators would also require NU to meet its POLR supply via purchases. The Applicants plan to coordinate their procurement activities in response to these POLR obligations so that they procure the lowest cost supplies possible. As both CEI and NU will be buying electricity in the same regional market to meet their remaining POLR obligations, these activities will assure a coordinated, low cost source of supply.

Because access between ISO-NE and NYISO is not restricted by any artificial barriers, each generator that provides power to the transmission systems of CEI and NU, and the transmission and distribution facilities of those companies over which such power flows, are "so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to the other."

The resulting optimization of resource use that occurs through the combination of the contiguous, mutually-accessible competitive markets in New York and New England and the joint activities of CEI and NU and of NYISO and ISO-NE in electric transmission and distribution functions, satisfies the requirement that the resulting system be capable of being economically operated as a single integrated and coordinated system.

     (iii)   Single area or region

The Commission's third requirement for integration is also satisfied.
The New CEI electric system will operate in a single area or region. The electric system will operate in New York, New Jersey, Pennsylvania, Connecticut, Massachusetts and New Hampshire, all adjacent states. In addition, although the service territories of CEI and NU do not overlap, they are adjacent and are all within the same general region

The Commission has made clear that the "single area or region" requirement does not mandate that a system's operations be confined to a small geographic area or a single state. In considering size, the Commission has consistently found that utility systems spanning multiple states satisfy the single area or region requirement of the Act. (See, e.g., Entergy, supra, (approving power system covering portions of four states); Southern Co., HCAR No. 24579 (Feb. 12, 1988); (approving power system covering portions of four states); New Century Energies, Inc., HCAR No. 26748 (Aug.
1, 1997) (approving integrated system covering portions of five states)).

It should be noted that in the 1995 Division Report, the Division stated that the evaluation of the "single area or region" portion of the integration requirement "should be made in light of the effect of technological advances on the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration." The 1995 Division Report also recommends that primacy be given to "demonstrated economies and efficiencies to satisfy the statutory integration requirements." As set forth in Item 3.C.3, the Merger will result in numerous economies and efficiencies for the utilities and, in turn, their customers. Additionally, as discussed above, given the high level of interpool transactions and ready transmission access between NEPOOL and NYISO, the net effect is a regional northeast U.S. grid, from both an operational and economic standpoint. By virtue of their common memberships in the highly interactive ISOs, CEI and NU will be part of the same region.

(iv) Not so large as to impair advantages of localized management, efficient operation, and the effectiveness of regulation

Finally, with respect to the Commission's fourth requirement, the New
CEI system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission's past decisions on "localized management" show that the Transaction fully preserves the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., Holding Co. Act Release No. 20633 (Jul. 21, 1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public Utilities Corp., 37 S.E.C. 28, 36 (1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); (iii) the preservation of corporate identities, see Northeast Utilities, Holding Co. Act Release No. 25221 (December 21, 1990) (utilities "will be maintained as separate New Hampshire corporations... [t]herefore the advantages of localized management will be preserved"); Columbia Gas System, Inc., Holding Co. Act Release No. 24599 (March 15, 1988) (benefits of local management maintained where the utility to be added would be a separate subsidiary); and
(iv) the ease of communications, see American Electric Power Co., Holding Co. Act Release No. 20633 (Jul. 21, 1978) (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation").

Each of the NU Operating Companies, CECONY and O&R will retain its separate corporate organization under the laws of the respective state in which it operates and will retain its offices in their respective service territories. New CEI is expected to maintain its principal office in New
York City.   This structure will preserve all the benefits of localized management that each of the companies presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from the Merger.

Additionally, the post-Merger New CEI system will not impair the effectiveness of state regulation. CECONY, O&R, RECO, Pike, CL&P, WMECO, PSNH and Yankee Gas will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the NYPSC, NJBPU, PAPUC, DPUC, Massachusetts Department of Telecommunication and Energy, New Hampshire Public Utility Commission, the FERC and the NRC. CEI and NU are working closely with all agencies to the extent necessary to ensure they are well informed about the Merger, and the Merger will not be consummated unless all required regulatory approvals are obtained. Pursuant to the recommendations contained in the 1995 Division Report this last factor is significant, as the Division stated therein "where the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met."

The electric operations of CEI and NU are coordinated through joint planning with, and for, NYISO and ISO-NE and joint transmission and distribution activities. Given the close coordination of NYISO and ISO-NE, the area encompassed should be considered a single area or region and given the maintenance of corporate headquarters in Connecticut and New York and ongoing regulation by various state and federal authorities, there is no impairment of localized management, efficient operation or effective regulation.

2.	Integration of Gas Utility Operations

	Section 2(a)(29)(B) defines an integrated public-utility system, as applied to gas utility properties, to mean:

a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair . . . the advantages of localized management, efficient operations, and the effectiveness of regulation, provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

	(a) Located or related so that substantial economies may be effectuated by being operated as a single coordinated system

	The gas properties of CEI (i.e. the gas properties of O&R, CECONY and Pike, the "CEI Gas Properties") are currently part of a single integrated gas system. (HCAR No. 35-27021 (May 13, 1999). Post-merger, the gas properties of NU (i.e. Yankee Gas, the "NU Gas Properties") will also be part of the same integrated gas system with the CEI Gas Properties. The CEI Gas Properties and the NU Gas Properties are in adjacent states. After the combination, the gas systems will realize economies of scale and purchasing synergies while preserving the advantages of localized management and the effectiveness of regulation.

      The NU Gas Properties and the CEI Gas Properties share access to market and supply area locations through several pipelines. The combined properties plan to coordinate and jointly manage their portfolios of supply and storage and to combine and centralize their gas transportation function. The Applicants also intend to engage in joint and coordinated gas purchasing and planning.

     (b)  Single Region or Area

 	The gas systems will be confined to several counties in southern New York, parts of the State of Connecticut and a very small portion of northeastern Pennsylvania. The gas properties of Con Edison and Orange and Rockland are adjacent and separated only by the Hudson River. The gas assets of Pike are adjacent to Orange and Rockland's service area and the gas assets of NU are in the adjacent state of Connecticut. Thus, following the Merger, the gas systems of New CEI will be confined to a single region.

      In addition to being located within the same area, the gas systems also will share a number of common sources of supply. Historically, in determining whether two distant gas companies share a "common source of supply," the Commission has placed substantial importance on whether the gas supply of the two companies is derived from the same gas producing area (or basins), recognizing that significant economies and efficiencies are achieved through the coordination and management of gas supply. The Commission also has considered whether the two companies are served by a common pipeline.
The CEI Gas Properties and the NU Gas Properties obtain a substantial amount of gas from the Canadian basin while the CEI Gas Properties also obtain a substantial amount of gas from the Gulf Coast Basin.

      The CEI Gas Properties and the NU Gas Properties also obtain transportation services from several of the same interstate gas pipelines:
Algonquin Gas Transmission, Tennessee Gas Pipeline, and Texas Eastern Transmission. As noted above, the Applicants intend to coordinate and jointly manage their portfolios of supply and storage.

      (c) The Size of the Gas Systems is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation

      The CEI Gas Properties currently serve over 1.2 million customers while the NU Gas Properties serves less than 200,000 customers. The combination of the two gas properties will not increase the size of the existing gas system dramatically. The combination will result in more efficient operations. Finally, the Merger will not impair the effectiveness of regulation since the gas systems will continue to be regulated by the state public utility commissions where they are located. Thus, the Merger of the gas systems will not have an adverse effect on localized management, efficient operations or effective regulation.

3.  Combination of Electric and Gas Utility Operations

(a) Section 10(c)(1))

New CEI's acquisition of the gas operations of NU as well as New CEI's retention of the CEI Gas Properties, is lawful under Section 8 of the Act and would not be detrimental to the carrying out of Section 11 of the Act.

    (i) Section 8

Section 8 of the Act provides that:

"[w]henever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof (1) to take any step, without the express approval of the state commission of such state, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the state commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest."

A fair reading of this section indicates that, with the approval of the relevant state utility commissions, registered holding company systems can include both integrated electric utility systems and integrated gas utility systems.

New CEI, as a combination company, is permissible pursuant to the terms of Section 8 of the Act and is in the public interest. First, the combination of electric and gas operations in New CEI is lawful under all applicable state laws and regulations. The Merger will not result in any change in the provision of gas and electric services of any so-called combination system within a given state. New CEI, through CECONY and O&R in New York, and through Pike in Pennsylvania, will continue to provide electric and gas service in those states, and NU, through CL&P and Yankee Gas, will continue to provide electric and gas service in the State of Connecticut. Since New York, Pennsylvania and Connecticut have already permitted such combination companies to exist, the Merger does not raise any issue under
Section 8. Moreover, earlier concerns that a holding company such as New CEI would be able to greatly emphasize one form of energy over the other based on its own agenda have, for all practical purposes, been eliminated because of the competitive nature of the energy market, which requires utilities to meet customer demand for energy in whatever form and the increasing availability of retail choice under which utility customers can choose their own competitive suppliers. Furthermore, state regulators will have sufficient control over, and are unlikely to approve, a combination company that attempts to undertake such practices.

(ii) Section 11

Even if Section 8 of the Act were not interpreted as generally permitting the combination of separate gas systems where such combination is approved and accepted by the relevant state commissions, Sections 10 and 11 of the Act contain additional provisions that permit the retention by New CEI of CEI's existing integrated gas system (consisting of the Gas Properties) and the acquisition of the NU Gas Properties.

As indicated above, Section 11(b)(1) of the Act generally confines the utility properties of a registered holding company to a "single integrated public-utility system," either gas or electric but an exception to the requirement of a "single system" is provided in the ABC clauses). A registered holding company may own one or more additional integrated public utility systems -- i.e., gas as well as electric -- if each system meets the criteria set forth in these clauses. As discussed below, post-Merger New CEI qualifies under the exception established pursuant to the ABC clauses to retain the integrated gas system, comprised of the gas operations of CECONY, O&R, Pike and Yankee Gas.

(b) "ABC" Clauses

Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public utility systems if:

   (A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

   (B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

   (C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

For the reasons set forth below, a divestiture order would be contrary to the public interest and New CEI therefore requests that the Commission authorize retention of CEI's existing gas operations and the acquisition of the gas operations of Yankee Gas.

Clause A.  In the 1995 Division Report, the Commission Staff recommended that the Commission "liberalize its interpretation of the 'ABC' clauses." In its recent decisions in New Century Energies, Inc.,( New Century Energies, Inc., HCAR No. 26749 (1997)), Conectiv, Inc., ( Conectiv, Inc., HCAR No. 26832 (19988), and WPL Holdings, Inc. (WPL Holdings, Inc., HCAR No. 26856
(1998), the Commission applied the ABC clauses to a proposed acquisition by a to-be-registered holding company. The Commission reconsidered and rejected the implicit requirement, in many of its earlier decisions, of evidence of a severe, even crippling, effect of divestiture upon the separated system, stating that this approach is outmoded in the contemporary utility industry, and explained that as a result of the convergence of the gas and electric industries now under way, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together, and that this factor operates to compound the loss of economies represented by increased costs. The above-cited decisions support a favorable consideration by the Commission of the instant Application.

Historically, under its previous narrow interpretation of Section 11(b)(1)(A), as a guide to determining whether lost economies are "substantial," the Commission has given consideration to ratios which measure the projected loss of economies as a percentage of: (1) total gas operating revenues; (2) total gas expense or "operating revenue deductions;" (3) gross gas income; and (4) net gas income or net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78 percent loss of operating revenues, a 9.72 percent increase in operating revenue deductions, a 25.44 percent loss of gross income and a
42.46 percent loss of net income would afford an "impressive basis for finding a loss of substantial economies."

As will be set forth in the Gas Retention Analysis which will be filed as exhibit I.1 in this file by amendment to this Application, divestiture of the gas operations of CECONY, O&R and Pike into separate stand-alone companies would result in lost economies to CECONY, Pike and O&R, when measured against each company's gas operating revenues, gas operating revenue deduction, gas gross income and gas net income, which exceed the percentage loss in any past divestiture order issued by the Commission.

With regard to the economies lost if Yankee Gas were not able to be retained, however, the analysis is different. The Commission's decision in past precedents pertaining to the retention of additional utility systems by registered holding companies involved estimating the amount of expenses which would be incurred by the gas company in order to create a stand alone company. These expenses can be calculated, at least in part, at a specific point in time, post-divestiture. In Yankee Gas' case, the economies of being a combination company with NU have not yet been realized because the companies have not yet combined. Consequently, the lost economies in the divestiture of Yankee Gas should be measured as those economies that are expected to be gained over time by the merger of YES with NU and which would not be realized if Yankee Gas were required to be divested.

	The combination of the gas operations of YES into the NU system are presently expected to realize, after a period of four to five years, of approximately $13.7 million annually. The amount of annual cost savings, once realized, compare with Yankee Gas' 1999 gas operating revenues of $276 million, Yankee Gas' 1999 gas operating revenue deductions (excluding depreciation and other taxes) of $193 million; Yankee Gas' 1999 gas gross income of $29 million; and Yankee Gas' 1999 gas net income of $16 million.

Divestiture would also result in the loss to consumers of the economies offered by the "energy services" approach of NU and CEI to the utility business. While the losses cannot be fully quantified, they are clearly substantial. For the energy services company, providing gas and electric
products is only the start of the utility's job.   The utility must also
provide enhanced service to the consumer by providing an entire package of both energy products and services. In this regard, the efforts of NU and CEI reflect a trend by utilities to organize themselves as energy service companies consisting of regulated utilities providing transmission and distribution services and unregulated energy service affiliates, which provide a total package of energy services. The goal of an energy service company is to retain its current customers and obtain new customers in an increasingly competitive environment by meeting customers' needs better than competing energy services companies. An energy service company can provide the customer with a low cost energy (i.e., gas, electricity or conservation) option without inefficient subsidies.

The full energy services company offers a wide range of benefits. For customers, an energy service company provides the convenience and efficiency of service by a single energy provider and reduces transaction costs incurred in gathering and analyzing information, contacting energy suppliers, negotiating terms of services and paying bills. For the communities in which an energy service company operates, combining gas and electric operations simplifies community planning on energy-related matters. For society, an energy service company is best able to ensure an environmentally efficient allocation of energy. For utility shareholders and employees, an energy service company is better able to respond to a competitive environment and to remain an attractive investment opportunity for shareholders and an appealing employer for utility employees.

It should be noted that lost economies are typically analyzed with respect to the divestiture of an existing, and hence operationally integrated, utility. As a result, a large component of such analyses represents lost economies resulting from the immediate need to replicate services heretofore performed by the combination company, the loss of economies of scale relating to physical plant and office space and purchasing, and other factors. In contrast, when lost economies are assessed in the context of companies which, at present, are operating as stand-alone entities, the lost economies equal the foregone savings that would have been realized had the business combination taken place. In the latter case, the lost economies, representing economies associated with the business combination, are not the dramatic changes that result from separation of ongoing businesses that have operated long-term on a combined basis, but rather, are economies that could have been realized over time through the combination of previously unconnected businesses. By definition, measurement of lost economies associated with acquisition of currently stand-alone companies is more speculative. CEI's divestiture analysis therefore appropriately focuses on the more concrete lost economies associated with divestiture of the CEI gas Properties while NU's analysis with respect to YES focuses on lost economies in the form of savings that would not have been realized if YES were not permitted to remain as part of New CEI.

	In a number of early cases, the Commission considered the increases in operational expenses that were anticipated upon divestiture, but also took into account, as offsetting benefits, the significant competitive advantages that were perceived to flow from a separation of gas and electric operations. Among these was the assumption that a combination of gas and electric operations is typically disadvantageous to the gas operations and, conversely, the assumption that the public interest and the interests of investors and consumers (the protected interests under the Act) are promoted by a separation of gas and electric operations.

In this matter, however, as in New Century Energies, Inc., other factors operate to compound the loss of economies represented by the increased costs set forth above. The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances (see, Consolidated Natural Gas Co., HCAR No. 26512 (Apr. 30, 1996), New Century Energies, Inc., HCAR 26748, (August 1,
1997)). The Commission has repeatedly stated that it is of the view that increased operational expenses are not alone sufficient to show satisfaction of clause A (see, e.g., New Century Energies, HCAR No. 26748, Aug. 1, 1997, New England Electric System, 41 S.E.C. 888, (1964), Standard Power and Light Corp., HCAR No. 8242 (1948) (increased expenses are "not in and of [themselves] determinative and cannot be regarded as conclusive proof of a 'loss of economies' in the amount of the increased expense"); and Engineers Public Service Co., 12 S.E.C. 41, 62 (1942) (increased expenses are "not necessarily equivalent to lost economies").

	However, where in the past the Commission took into consideration the benefits flowing from divestiture of the secondary utility, primarily in the area of increased competition, the Commission has now recognized (see, e.g. New Century Energies) that the gas and electric industries are converging and, in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. The Commission has previously noted that this factor now adds to the quantifiable loss of economies caused by increased costs. The Applicants believe that these factors must be considered in this situation and should be viewed as a compelling factor in support of approval of the Merger.

Clause B.  With respect to Clause B, as the Commission noted in WPL
Holdings, "[c]lause B contemplates the location of an additional system in the same state as the principal system or in adjoining states." Here, New CEI's principal system (the integrated electric system) will be located in New York, New Jersey, Pennsylvania, Connecticut, Massachusetts and New Hampshire, and the "additional system" -- the integrated natural gas system - -- will be located in the same states of New York , Pennsylvania and Connecticut. Hence Clause B of the ABC clauses is satisfied.

Clause C.   With respect to Clause C, the continued combination of the gas operations under New CEI is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management. The CEI Gas Properties and the NU Gas Properties will continue to be the same as they are today with some 1.4 million customers in three states.

As the Commission has recognized elsewhere, the determinative consideration under this criterion is not size alone or size in the absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation.( See, e.g., Conectiv, Inc., HCAR No. 26832 (Feb. 25, 1998)). Management currently is and will remain geographically close to gas operations, thereby preserving the advantages of localized management. From the standpoint of regulatory effectiveness, each gas operation is organized in a separate corporation by regulatory jurisdiction thus facilitating state regulation. Finally, as detailed above, the gas operations of the New CEI will realize additional economies as a result of the Merger. Far from impairing the advantages of efficient operation, the continued combination of the gas operations under New CEI will facilitate and enhance the efficiency of gas operations. Moreover, as the Applicants have demonstrated, the standard is met with respect to the electric operations and the gas operations on a smaller scale in the same service territory.

4.	Retention of Other Businesses

	As a result of the Transaction, the non-utility subsidiaries of CEI described in Item 1.B.1. (c) and the non-utility subsidiaries of NU described
in Item 1.B.2.(c) above will become indirect subsidiaries of New CEI.   In
addition CECONY will continue to provide steam services to approximately 2,000 customers in Manhattan. Steam revenues constitute less than 5% of CEI's operating revenues. CECONY's steam business is integral to its electric and gas business in New York City. Much of the steam is first used to generate electricity before being distributed to customers. Steam heat and air conditioning serve to reduce the peak loads on its electric and gas distribution systems thereby reducing the need for construction of additional electric and gas facilities in the very congested underground infrastructure of Manhattan.

Standard for Retention: Section 11(b)(1) permits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." Under the cases interpreting Section 11, an interest is retainable if (1) there is an operating or functional relationship between the operations of the utility system and the non-utility business sought to be retained, and retention is in the public interest (see, e.g. Michigan Consolidated Gas Co., 44 S.E.C. 361 (1970) aff'd 444 F.2d 913 (D.C. Cir.
1971)) or if (2) the business evolved out of the system's utility business, the investment is not significant in relation to the system's total financial resources, and the investment has the potential to produce benefits for investors and/or consumers. (see, e.g. CSW Credit, Inc., HCAR No 25995
(1994); Jersey Central Power and Light Co., HCAR No.  24348 (March 18,
1987)). In addition, the Commission has stated that "retainable non-utility interests should occupy a clearly subordinate position to the integrated system constituting the primary business of the registered holding company." (See, e.g. United Light and Railways Co., 35 S.E.C. at 519). With respect to new acquisitions, the Commission has interpreted Section 10(c)(1) of the Act to mean that "any property whose disposition would be required under
Section 11(b)(1) may not be acquired. (WPL Holdings, Inc., HCAR No. 26856 (April 14,1998)).

	The formation of NU's nonutility subsidiaries was done pursuant to Commission authority as NU was a registered holding company under the Act. Accordingly, retention by New CEI of these subsidiaries should be approved by the Commission.
`
CEI conducts non-utility operations through four active subsidiaries,
CES, CEDI, CEEI, and CECI., as well as a steam business through CECONY. A number of general considerations support New CEI's retention of the steam business and non-utility businesses of CEI. First, as indicated above, the businesses in question provide benefits to customers, investors and the public. Second, the Transaction is, at heart, a utility combination, in which the non-utility businesses, excluding the steam business, are small and only incidentally involved, amounting, in the aggregate, to less than 2% of consolidated revenues of the CEI system for the fiscal year ended December 31, 1998 and less than 1.5% of the pro forma 1998 consolidated revenues of the New CEI system after giving effect to the Merger. Accordingly, the nonutility businesses sought to be retained will clearly occupy a subordinate position to the integrated electric and gas systems which will constitute the primary business of New CEI. Third, this is not a case in which an existing registered holding company system is acquiring solely non-utility interests; rather, New CEI is only seeking authorization to retain the non-utility interests held by CEI before the Transaction. Lastly, CECI is considering seeking qualification as an Exempt Telecommunications Company under Section 34 of the Act and the Federal Communications Commission's ("FCC") regulations
implementing that section.   For these reasons, New CEI submits that the
Commission should find that retention of CEI's non-utility systems as subsidiaries in the New CEI system is permitted under section 11(b)(1).

5.     Economies  and  Efficiencies from the Merger (Section 10(c)(2))

As discussed above, Section 10(c)(2) requires that the Commission approve a proposed transaction if it will serve the public interest by tending toward the economical and efficient development of an integrated public utility system. Through the Merger, CEI and NU will create an entity that is well situated to compete effectively in an increasingly competitive energy market. The efficiencies and economies brought about through the Merger, and described in more detail below, thereby serve the public interest, as required by Section 10(c)(2) of the Act.

Although  many  of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. (See
American  Electric  Power  Co.,  46  SEC  1299,  1320-1321  (1978).   Some
potential benefits cannot be precisely estimated; nevertheless they should be considered. (Centerior Energy Corp., HCAR No. 24073 (April 29, 1986); see also In Re Consolidated Edison, Inc., HCAR No. 2702 (May 13, 1999)) In addition, Section 10(c)(2) of the Act does not require that the future savings be large in relation to the gross revenues of the companies involved.

The Applicants believe that the Merger will provide significant financial and organizational advantages and, as a result, the potential for substantial economies and efficiencies should be found to meet the standard of Section 10(c)(2) of the Act. The parties to the Merger expect to realize some $1.3 billion in net merger savings in the regulated operations during the first 10 years following the Merger. These estimated savings were derived by combining the costs and workforces of the two companies and applying general reduction factors that normally result from a combination of similar sized companies. The reductions are mainly in the administrative areas and while specific reductions in certain areas will be overestimated or underestimated, it is the expectation of both CEI and NU that the overall level of merger savings can be realized over time.

The geographical locations of the respective electric energy service territories of CEI and NU, which operate in contiguous ISOs, provide an opportunity to integrate their electric utility operations efficiently. The
combined system can be operated as a single, larger cohesive system.   As the
structure of the electric utility industry continues to evolve, the marketplace will create additional opportunities for the Applicants to create value through integrated operations and increased efficiencies.

The Applicants believe that their combination offers significant strategic and financial benefits to each company and shareholders, as well as to their respective employees and customers. These benefits include, among others: (i) maintenance of competitive rates that will improve the combined entity's ability to meet the challenges of the increasingly competitive environment in both the electric and gas utility industry, (ii) over time a reduction in operating costs and expenditures resulting from integration of corporate and administrative functions, and savings in areas such as outside legal, audit, directors and consulting fees, (iii) greater purchasing power for gas supply and for items such as electric and gas equipment, transportation services and other operational goods and services, (iv) reduced aggregate inventory levels and associated carrying costs, (v) enhanced opportunities for expansion into non-utility businesses, (vi) expanded management resources and ability to select leadership from a larger and more diverse management pool, and (vii) a financially stronger company that, through the use of the combined capital, management, and technical expertise of each company, will be able to achieve greater financial stability and strength and greater opportunities for earnings growth, reduction of operating costs, efficiencies of operation, better use of facilities for the benefit of customers, improved ability to use new technologies, greater retail and industrial sales diversity, improved capability to compete in wholesale power markets and joint management and optimization of their respective portfolios of gas supply, transportation and storage assets. The Applicants believe that over time the Merger will generate efficiencies and economies which would not be available to the separate companies absent the Merger and which will enable post-Merger New CEI to be a low-cost competitor in the marketplace.

  (i)  Corporate Operations

The Applicants anticipate Merger-related savings in areas where costs are relatively fixed and do not vary with an increase or decrease in the number of customers served. These areas include legal services, finance, sales, support services, transmission and distribution, customer service, accounting, human resources and information services.

   (ii)  Administration

Savings will be realized through cost avoidance in those areas where CEI and NU incur many costs for items which relate to the operation of each company, but which are not directly attributable to customers. Eleven such areas have been identified: administrative and general overhead; benefits administration; insurance; shareholder services; advertising; association dues; directors' fees; and vehicles. Achieving cost savings through greater efficiencies will permit each of the operating utilities to offer more competitively-priced electric service and energy-related products and services than would otherwise be possible.

   (iii)  Non-Gas Supply Purchasing Economies

Savings will be realized through increased order quantities and the enhanced utilization of inventory for materials and supplies. As a direct result of the combination, savings can be realized through the procurement of both materials and services, as well as in costs associated with the maintenance of inventory levels.

   (iv)  Gas Supply

Savings will be realized through the bundling of natural gas purchases in the form of larger quantities or volumes. It is anticipated that New CEI will be able to take advantage of commodity savings based on higher total volumes of natural gas acquisition. This results in competitive market prices for all gas utility companies.

Savings from these sources will be offset by the costs that must be incurred for activities essential to achieving the savings. CEI and NU have formed a Transition Team, which will diligently pursue ways in which to avoid or minimize such offsetting costs.

   (v)  Additional Expected Benefits

In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include:

Increased Scale-- As competition intensifies within the gas and electric industry, CEI and NU believe scale will be one dimension that will contribute to overall business success. Scale has importance in many areas, including utility operations, product development, advertising and corporate services.

Competitive Prices and Services-- Sales to industrial, large commercial and wholesale customers are considered to be at greatest near-term risk as a result of increased competition in the electric utility industry. The
Merger will enable New CEI to meet the challenges of the increased competition and will create operating efficiencies through which New CEI will be able to provide more competitive prices to customers.

More Balanced Customer Base-- The Merger will create a larger company with a more diverse customer base. This should reduce New CEI's exposure to adverse changes in any sector's economic and competitive conditions.

Expanded Management Resources: In combination, CEI and NU will be able to draw on a larger and more diverse mid- and senior-level management pool to lead New CEI forward in an increasingly competitive environment for the delivery of energy and should be better able to attract and retain the most qualified employees. The employees of CEI and NU should also benefit from new opportunities in the expanded organization.

For the above stated reasons, the Commission should find that the integration criteria are satisfied and approve the proposed Merger.

6.	Section 10(f)

     Section 10(f) provides that:

"The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11."

	As described in Item 4 of this Application/Declaration, and as evidenced by the application made by the Applicants to the various state commissions listed in Item 4 below, CEI and NU intend to comply with all applicable state laws related to the proposed transaction.

Item 4.   Regulatory Approvals.

	Set forth below is a summary of the regulatory approvals that CEI and NU expect to obtain in connection with the Merger in addition to the approval of the Commission under the Act.

A. Federal Energy Regulatory Commission

	Section 203 of the Federal Power Act provides that no public utility may sell or otherwise dispose of its jurisdictional facilities, directly or indirectly merge or consolidate its facilities with those of any other person, or acquire any security of any other public utility without first having obtained authorization from the FERC. Because CEI and NU own "jurisdictional facilities" under the Federal Power Act, FERC approval under
Section 203 is required before CEI and NU may consummate the Merger.
Section 203 provides that the FERC is required to grant its approval if the Merger is found to be "consistent with the public interest."

	The FERC stated in its 1996 Utility Merger Policy Statement that, in analyzing a merger under Section 203, it will evaluate the following criteria:

(i) the effect of the merger on competition in wholesale electric power markets, utilizing an initial screening approach derived from the Department of Justice/Federal Trade Commission Horizontal Merger
Guidelines to determine if a merger will result in an increase in an applicant's market power;

(ii) the effect of the merger on the applicant's FERC jurisdictional ratepayers; and

	(iii)the effect of the merger on state and federal regulation of the applicants.

On January 14, 2000, an application was filed requesting the required FERC approvals.

B.  Nuclear Regulatory Commission

	The Atomic Energy Act provides that an NRC license for nuclear generating facilities may not be transferred or in any manner disposed of, directly or indirectly, through transfer of control, unless the NRC finds that the transfer complies with the Atomic Energy Act and consents to the transfer. Subsidiaries and affiliates of CEI and NU hold licenses for their nuclear generating facilities. On January 13, 2000 CEI and NU filed an application with the NRC seeking approval of the transfer of control resulting from the Merger.

C. United States Antitrust Law

	The HSR Act and the related rules and regulations prohibit CEI and NU from completing the Merger until each company submits required information to the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") and until certain waiting period requirements have been satisfied. CEI and NU do not believe that the Merger will violate federal antitrust laws. The required filing with the DOJ and FTC will be made shortly. If the Merger is not completed within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, CEI and NU would be required to submit new information to the FTC and DOJ and a new HSR Act waiting period would begin.

D.  State Laws

	Certain state regulatory approvals and filings will be obtained and made, as applicable, prior to the consummation of the Merger including those with the following regulatory agencies:

(i) the Connecticut Department of Public Utility Control (the "DPUC"), CL&P is a public utility subject to regulation by the DPUC. A copy of the Application to the DPUC will be attached as Exhibit d.2.

(ii) the Maine Public Utilities Commission (the "MPUC"). A copy of the Application to the MPUC will be attached as Exhibit d.3

(iii) the Massachusetts Department of Telecommunications and Energy (the "DTE") and the Massachusetts Department of Revenue (the "DOR"). WMECO is a public utility subject to the regulation of the DTE. A copy of the filing made with the DTE will be attached as Exhibit d.4. HWP is subject to regulation by the DOR. A copy of the filing made with the DOR will be attached as Exhibit d.5.

	(iv) the New Hampshire Public Utilities Commission (the "NHPUC"). PSNH is a public utility subject to regulation by the NHPUC. A copy of the filing made with the NHPUC will be attached as Exhibit d.6.

	(v) the New Jersey Board of Public Utilities (the "NJBPU"). RECO is a public utility subject to regulation by the NJBPU. A copy of the filing made with the NJBPU will be attached as Exhibit d.7.

 	(vi) the New York State Public Service Commission. CECONY is a public utility subject to regulation by the NYPSC. A copy of the filing made with the NYPSC will be attached as Exhibit d.8.

(vii) the Pennsylvania Public Utility Commission (the "PAPUC"). RECO is a public utility subject to regulation by the PAPUC. A copy of the filing made with PAPUC will be attached as Exhibit d.9.

	(viii) the Vermont Public Services Board (the VPSB"). A copy of the filing made with the VPSB will be attached as Exhibit d.10.


ITEM 5:  PROCEDURE

	The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit h.1. The Applicants respectfully request the Commission's approval, pursuant to this Application/Declaration, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than July 15, 2000.
Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Item 6. Exhibits and Financial Statements

(a)	Exhibits

a.1	Certificate of Incorporation of New CEI*

b.1	Amended and Restated Agreement and Plan of Merger*

c.1	Joint Proxy and Registration Statement on Form S-4*

d.1	Application to FERC*

d.2	Filing made with the DPUC*

d.3	Filing made with the MPUC*

d.4	Filing made with the DTE*

d.5	Filing made with the DOR*

d.6	Filing made with the NHPUC*

d.7	Filing made with the NJBPU*

d.8	Filing made with the NYPSC*

d.9	Filing made with the PAPUC*

d.10	Filing made with the VPSB*

d.11	Filing made with the NRC*

f.1	Legal Opinions*

g.1	Financial Data Schedules*

h.1	Form of Notice*

i.1	Gas Retention Analysis*

(b)	Financial Statements


* To be filed by amendment

Item 7.  Information as to Environmental Effects

	The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to the Transaction pertain to the Commission's declaration of the effectiveness of the Registration Statement of CEI and NU on Form S-4, the approvals and actions described under Item 4 and Commission approval of this Application/Declaration. Consummation of the Transaction will not result in changes in the operations of CEI, NU or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

Other Matters

SIGNATURES

	Pursuant to the requirement of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date: January 19, 2000

                        Consolidated Edison, Inc..

                        By /s/ Joan S. Freilich
                        Name:  Joann S. Freilich
                        Title: Executive Vice President and
                               Chief Financial Officer


                        Northeast Utilities
                        By /s/ Cheryl W. Grise'
                        Name:  Cheryl W. Grise'
                        Title: Senior Vice President,
                               Secretary and General Counsel